Form 20-F
period 2004-12-31
Granite Mortgages 04-3 plc; GRANITE FINANCE FUNDING LTD; GRANITE FINANCE TRUSTEES LTD
filed 2005-06-08
CIK 1296672, 1136896, 1136894

As filed with the Securities and Exchange Commission on June 8, 2005

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004.

                                      OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________to _________


Commission file number:  333-117465

                          GRANITE MORTGAGES 04-3 PLC
           (Exact name of Registrant 1 as specified in its charter)
                               England and Wales
                (Jurisdiction of Incorporation or Organization)
 Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (011 44 20) 7606 5451
 (Address and telephone number of Registrant 1's principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
           (Exact name of Registrant 2 as specified in its charter)
        Jersey, Channel Islands, registered branch in England and Wales
                (Jurisdiction of Incorporation or Organization)
      69 Park Lane Croydon CR9 1TQ, United Kingdom (011 44 20) 8409 8888

 (Address and telephone number of Registrant 2's principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
           (Exact name of Registrant 3 as specified in its charter)
                            Jersey, Channel Islands
                (Jurisdiction of Incorporation or Organization)
 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (011 44 1534) 609891
 (Address and telephone number of Registrant 3's principal executive offices)

                       --------------------------------


Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Granite Mortgages 04-3 plc:
---------------------------

Title of each class(1)                                  Name of each exchange on which registered
-------------------                                     -----------------------------------------

$981,400,000 series 1 class A1 notes due                London Stock Exchange
September 2025

$1,248,100,000 series 1 class A3 notes due              London Stock Exchange
September 2044

$59,200,000 series 1 class B notes due September        London Stock Exchange
2044

$31,400,000 series 1 class M notes due                  London Stock Exchange
September 2044

$62,700,000 series 1 class C notes due                  London Stock Exchange
September 2044

$713,700,000 series 2 class A1 notes due                London Stock Exchange
September 2044

Intercompany Loan(2)                                    None

Funding interest in the mortgages trust(2)              None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         Not Applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


---------

(1) The current balances of each class of notes issued by Granite Mortgages 04-3 plc as at April 30, 2005 are as follows: $230,933,723 series 1 class A1 notes; $1,248,100,000 series 1 class A2 notes; $59,200,000 series 1 class B notes; $31,400,000 series 1 class M notes; $62,700,000 series 1 class C notes; and $713,700,000 series 2 class A1 notes.

(2) These items have not been offered directly to investors. Granite Finance Trustees Limited is the registrant for Granite Finance Funding Limited's interest in the mortgages trust and is holding that interest in the mortgages trust on behalf of Granite Finance Funding Limited. The interest of Granite Finance Funding Limited in the mortgages trust is the primary source of payment on each intercompany loan. The intercompany loan made by Granite Mortgages 04-3 plc to Granite Finance Funding Limited is the primary source of payments on the notes issued by Granite Mortgages 04-3 plc. Granite Mortgages 04-3 plc is the registrant for the notes issued by Granite Mortgages 04-3 plc.

                                                             |X|  Yes    |_| No

     Indicate by check mark which financial statement item the registrant has elected to follow.

                                Item 17 and Item 18 - Not Applicable

                               TABLE OF CONTENTS

Presentation of Information..................................................................................1
Forward-looking Statements...................................................................................2
Incorporation of Certain Documents by Reference..............................................................3

                                    PART I

Item 1.  Identity of Directors, Senior Management and Advisers...............................................4
Item 2.  Offer Statistics and Expected Timetable.............................................................4
Item 3.  Key Information.....................................................................................4
                Selected financial data......................................................................4
                Capitalization and indebtedness..............................................................4
                Reasons for the offer and use of proceeds....................................................4
                Risk factors.................................................................................4
Item 4.  Information on the Company.........................................................................31
                History and development of the company......................................................31
                Business overview...........................................................................31
                Organizational structure....................................................................32
                Property, plants and equipment..............................................................33
Item 5.  Operating and Financial Review and Prospects.......................................................33
                Operational results.........................................................................32
                Liquidity and capital resources.............................................................32
                Research and development, patents and licenses etc..........................................32
                Trend Information...........................................................................32
                Off-balance Sheet Arrangements..............................................................32
                Tabular Disclosure of Contractual Obligations...............................................32
                Safe Harbor.................................................................................32
Item 6.  Directors, Senior Management and Employees.........................................................34
                Directors and Senior Management.............................................................34
                Compensation................................................................................36
Item 7.  Major Shareholders and Related Party Transactions..................................................37
                Major shareholders..........................................................................37
                Related party transactions..................................................................37
Item 8.  Financial Information..............................................................................39
Item 9.  The Offer and Listing..............................................................................39
Item 10.  Additional Information............................................................................39
                Share Capital...............................................................................39
                Memorandum and articles of association......................................................39
                Material contracts..........................................................................39
                Exchange Controls...........................................................................39
                Taxation....................................................................................39
                Dividend and paying agents..................................................................47
                Statements by experts.......................................................................47
                Documents on display........................................................................47
                Subsidiary information......................................................................47
Item 11.  Quantitative and Qualitative Disclosures About Market Risk........................................48
Item 12.  Description of Securities Other than Equity Securities............................................58

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies...................................................58




Item 14.  Material modifications to the rights of Security Holders and use of Proceeds......................58
Item 15.  Controls and Procedures...........................................................................58
Item 16.  [Reserved]  58
Item 16A. Audit Committee Financial Expert..................................................................53
Item 16B. Code of Ethics....................................................................................54
Item 16C. Principal Accountant Fees and Services............................................................53
Item 16D. Exemptions from the Listing Standards for Audit Committees........................................53
Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated Purchasers...........................53

                                   PART III

Item 17.  Financial Statements..............................................................................58
Item 18.  Financial Statements..............................................................................58
Item 19.  Exhibits    ......................................................................................59

PRESENTATION OF INFORMATION

     This Annual Report on Form 20-F relates to:

     (1) Granite Mortgages 04-3 plc (the "issuer") and the following securities (the "securities" or "notes"), which were issued pursuant to a trust deed dated January 28, 2004 (the "issuer trust deed"), between the issuer and the note trustee:

     o    $981,400,000 series 1 class A1 notes due September 2025;

     o    $1,248,100,000 series 1 class A3 notes due September 2044;

     o    $59,200,000 series 1 class B notes due September 2044;

     o    $31,400,000 series 1 class M notes due September 2044;

     o    $62,700,000 series 1 class C notes due September 2044;

     o    $713,700,000 series 2 class A1 notes due September 2044; and

     (2) an intercompany loan (the "intercompany loan") made by the issuer to Funding pursuant to an intercompany loan agreement dated September 22, 2004 (the "intercompany loan agreement") in the amount of (GBP)4,000,009,814 (or approximately $7,308,623,815(3)).

     This Annual Report on Form 20-F further relates to Funding's interest in the mortgages trust, the property of which includes the initial mortgage portfolio and the related security that Northern Rock plc (the "seller") assigned to the mortgages trustee on March 26, 2001 (the "initial closing date"), the further mortgage portfolios that the seller assigned to the mortgages trustee after the initial closing date and each new mortgage portfolio and the related security that the seller assigns to the mortgages trustee on any assignment date, including any permitted replacement mortgage loan in respect of any permitted product switch and any income generated by the mortgage loans or their related security on or after the relevant assignment date (excluding third party amounts). In addition, re-draws made under flexible mortgage loans and further draws made under personal secured loans, in each case that were assigned to the mortgages trustee also form part of the existing trust property. Future re-draws that are made under flexible mortgage loans and further draws that are made under personal secured loans, in each case that are assigned to the mortgages trustee, will also form part of the trust property. The trust property also includes any contribution paid by either beneficiary to the mortgages trustee (until the relevant funds are applied by the mortgages trustee in accordance with the mortgages trust deed) and any money in the mortgages trustee transaction account and the mortgages trustee guaranteed investment contract, or GIC account. The mortgages trustee GIC account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. The composition of the trust property fluctuates as re-draws under flexible mortgage loans, further draws under personal secured loans, future further advances and new mortgage loans are added to the mortgages trust and as the mortgage loans that were previously part of the trust property are repaid or mature or are purchased by the seller.

         Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement on Form S-11 relating to the securities (file number 333-117465) (the "Granite Mortgages 04-3 Registration Statement").


---------

(3) This translation of pounds sterling into US dollars was made at a rate of
(GBP)0.5473 = $1.00, which reflects the noon buying rate in the City of New York for cable transfers in sterling per $1.00 and certified for customs purposes by the Federal Reserve Bank on August 2, 2004, which was the rate of exchange used in the final prospectus dated September 16, 2004 relating to the notes.

     References to "previous issuers" herein refer to each of Granite Mortgages 01-1 plc (the "first issuer"), Granite Mortgages 01-2 plc (the "second issuer"), Granite Mortgages 02-1 plc (the "third issuer"), Granite Mortgages 02-2 plc (the "fourth issuer"), Granite Mortgages 03-1 plc (the "fifth issuer"), Granite Mortgages 03-2 plc (the "sixth issuer") and Granite Mortgages 03-3 plc (the "seventh issuer"). References to "other issuers" herein refer to each of the previous issuers, Granite Mortgages 04-1 plc and Granite Mortgages 04-2 plc.

     The first issuer issued certain securities (the "first issuer securities") pursuant to a trust deed dated March 26, 2001 between the first issuer and the note trustee. The first issuer securities were registered with the United States Securities and Exchange Commission (the "SEC") pursuant to a Registration Statement on Form S-11 relating to the first issuer securities (file number 333-13242).

     On June 30, 2002, the first issuer and the second issuer, together with Funding and the mortgages trustee, filed an annual report with the SEC on Form 20-F for the fiscal year ended December 31, 2001. On December 31, 2002, each of the first issuer and the second issuer filed a Certification and Notice of Suspension of Duty to File Reports under Section 13 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), on Form 15 and are therefore not required to file an annual report for the fiscal year ended December 31, 2002.

     On June 30, 2003, the third issuer and the fourth issuer, together with Funding and the mortgages trustee, filed an annual report with the SEC on Form 20-F for the fiscal year ended December 31, 2002. On December 30, 2003, each of the third issuer and the fourth issuer filed a Certification and Notice of Suspension of Duty to File Reports under Section 13 of the Exchange Act on Form 15 and are therefore not required to file an annual report for the fiscal year ended December 31, 2003.

     On June 30, 2004, each of the fifth issuer, the sixth issuer and the seventh issuer, together with Funding and the mortgages trustee, filed an annual report with the SEC on Form 20-F for the fiscal year ended December 31, 2003. On January 5, 2005, each of the fifth issuer, the sixth issuer and the seventh issuer filed a Certification and Notice of Suspension of Duty to File Reports under Section 13 of the Exchange Act on Form 15 and are therefore not required to file an annual report for the fiscal year ended December 31, 2004.

     Certain items in Form 20-F are only applicable to registration statements and not to annual reports filed on Form 20-F. Therefore, as used in this Annual Report, "Not Applicable to Annual Reports Filed on Form 20-F" means that the response to the referenced item is omitted in reliance on the instructions to Form 20-F published by the SEC as of the date of this Annual Report that specifically state that such item is inapplicable to annual reports filed on Form 20-F. In addition, information required for some items in Form 20-F is not applicable to the issuer, Funding or Granite Finance Trustees Limited (the "mortgages trustee"). Therefore, as used in this Annual Report, "Not Applicable" means the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the staff of the SEC with respect to issuers of substantially similar asset-backed securities that file annual reports on Form 10-K, or that the referenced item is otherwise not applicable.


                          FORWARD-LOOKING STATEMENTS

     This Annual Report may contain forward-looking statements, including, but not limited to, statements made under Item 3, Sub-part D of this Annual Report, entitled "Risk Factors". All statements regarding the future financial condition, results of operations and business strategy, plans and objectives of the seller of the mortgage portfolios, the issuer, Funding or the mortgages trustee are forward-looking. These forward-looking statements can be identified by the use of forward-looking terminology, such as the words "believes", "expects", "may", "intends", "should" or "anticipates", or the negative or other variations of those terms. These statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results and performance of the notes, the seller or the mortgage portfolios, the issuer, Funding, the mortgages trustee or the UK residential mortgage industry to differ materially from any future results or performance expressed or implied in the forward-looking statements. These risks and uncertainties and other factors include, among others: general economic and business conditions in the UK; currency exchange and interest fluctuations; governmental, statutory, regulatory or administrative initiatives affecting the seller; changes in business strategy, lending practices or customer relationships; and other factors that may be referred to in this Annual Report. Some of the most significant of these risks, uncertainties and other factors are discussed in
Item 3, Sub-part D of this Annual Report, entitled "Risk Factors", and noteholders are encouraged to carefully consider those factors prior to making an investment decision relating to the notes.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Each of the issuer, Funding and the mortgages trustee incorporates by reference its periodic filings on Form 6-K, which contain all financial information relating to the securities relevant to the holders of the notes. References in this Annual Report to the "prospectus relating to the notes" refers to the prospectus contained within the Registration Statement relating to the notes.

                                    PART I

Item 1. Identity of Directors, Senior Management and Advisers

     A.   Directors and senior management

     Not Applicable to Annual Reports Filed on Form 20-F

     B.   Advisers

     Not Applicable to Annual Reports Filed on Form 20-F

     C.   Auditors

     Not Applicable to Annual Reports Filed on Form 20-F

Item 2.  Offer Statistics and Expected Timetable

     A.   Offer statistics

     Not Applicable to Annual Reports Filed on Form 20-F

     B.   Method and expected timetable

     Not Applicable to Annual Reports Filed on Form 20-F

Item 3. Key Information

     A.   Selected financial data

     Each of the issuer, Funding and the mortgages trustee incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the notes:

     o    Investor's Monthly Reports in respect of the issuer for September
          2004

     o    Investor's Monthly Reports in respect of the issuer for October 2004

     o    Investor's Monthly Reports in respect of the issuer for November
          2004

     o    Investor's Monthly Reports in respect of the issuer for December
          2004

     B.   Capitalization and indebtedness

     Not Applicable to Annual Reports Filed on Form 20-F

     C.   Reasons for the offer and use of proceeds

     Not Applicable to Annual Reports Filed on Form 20-F

     D.   Risk factors

     This section describes the principal risk factors associated with an investment in the notes.

     The risks and uncertainties described below are not the only ones relating to the notes. Additional risks and uncertainties not presently known to the issuer may also impair the noteholders' investment. In addition, this Annual Report contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Annual Report and the Granite Mortgages 04-3 Registration Statement.

     Noteholders cannot rely on any person other than the issuer to make payments on the notes

     The issuer is the only party responsible for making payments on the notes. The notes do not represent an interest in or obligation of, and are not insured or guaranteed by, any of Northern Rock plc, the underwriters, Funding, any other issuers, the mortgages trustee, the security trustee, the note trustee, any swap provider or any of their respective affiliates or any other party to the transaction other than the issuer.

     The issuer has a limited amount of resources available to it to make payments on the notes

     The issuer's ability to make payments of interest on, and principal of, the notes and to pay its operating and administrative expenses will depend primarily on funds being received under the intercompany loan. In addition, the issuer will rely on the related basis rate swap to provide payments on all the notes and will rely on the dollar currency swaps and the euro currency swaps to provide payments on the notes denominated in US dollars and in euro, respectively.

     The issuer will not have any other significant sources of funds available to meet its obligations under the notes and/or any other payments ranking in priority to the notes. If the resources described above cannot provide the issuer with sufficient funds to enable it to make required payments on the notes, noteholders may incur a loss of interest and/or principal which would otherwise be due and payable on the notes.

     Funding is not required to make payments on the intercompany loan if it does not have enough money to do so, which could adversely affect payment on the notes

     Funding's ability to pay amounts due on the intercompany loan will depend upon:

     o Funding receiving enough funds from the Funding share of the trust property, including revenue receipts and principal receipts on the mortgage loans included in the mortgages trust on or before each payment date;

     o on any payment date, Funding's entitlement to access funds standing to the credit of the issuer reserve fund and/or the issuer liquidity reserve fund, if any, subject to certain limitations; and

     o (in the case of interest due under the intercompany loan) the amount of funds credited to the Funding reserve fund.

     According to the terms of the mortgages trust deed, the mortgages trustee is obliged to pay to Funding on each distribution date (a) that portion of revenue receipts on the mortgage loans which is payable to Funding in accordance with the terms of the mortgages trust deed and (b) that portion of principal receipts on the mortgage loans which is payable to Funding in accordance with the terms of the mortgages trust deed.

     On each payment date, however, Funding will only be obliged to pay amounts due to the issuer under the intercompany loan to the extent that it has funds available to it after making payments ranking in priority to the issuer, such as payments of certain fees and expenses of Funding. Furthermore, Funding is obligated to make payments to the previous issuers under the previous intercompany loans and, if Funding subsequently enters into a new intercompany loan with a new issuer, Funding will also be obliged to make payments due to such new issuer under such new intercompany loan. These payments will rank equally with payments to the issuer, other than in respect of the priority made in respect of the allocation of principal receipts to an issuer (such as the fifth issuer and the eighth issuer) that issued a money market note, all in accordance with the relevant Funding priority of payments. If Funding does not pay amounts to the issuer under the intercompany loan because it does not have sufficient funds available, those amounts will be due but not payable until funds are available to pay those amounts in accordance with the relevant Funding priority of payments. Funding's failure to pay those amounts to the issuer when due in such circumstances will not constitute an event of default under the intercompany loan.

     If there is a shortfall between the amounts payable by Funding to the issuer under the intercompany loan agreement and the amounts payable by the issuer on the notes, then depending on the other sources of funds available to Funding referred to above, noteholders may not receive the full amount of interest and/or principal which would otherwise be due and payable on the notes.

     The issuer's recourse to Funding under the intercompany loan is limited, which could adversely affect payment on the notes

     If, on the final repayment date of the intercompany loan, there is a shortfall between the amount required by the issuer to pay all outstanding interest and/or principal in respect of the notes and the amount available to Funding to pay amounts due under the intercompany loan to fund repayment of such amounts, then Funding shall not be obliged to pay that shortfall to the issuer under the intercompany loan agreement. Any claim that the issuer may have against Funding in respect of that shortfall will then be extinguished. If there is a shortfall in interest and/or principal payments under the intercompany loan agreement, the issuer may not have sufficient funds to make payments on the notes and noteholders may incur a loss on interest and/or principal which would otherwise be due and payable on the notes.

     Enforcement of the issuer security is the only remedy for a default in the issuer's obligations, and the note trustee will not be able to assign its or the issuer's rights under the intercompany loan agreement

     The only remedy for recovering amounts due on the notes is through the enforcement of the issuer security. If Funding does not pay amounts due under the intercompany loan because it does not have sufficient funds available, those amounts will be deemed to be not due and payable, there will not be an event of default under the intercompany loan and the issuer will not have recourse to the assets of Funding in that instance. The issuer will only have recourse to the assets of Funding if Funding has also defaulted on its obligations under the intercompany loan and the security trustee (on the issuer's behalf and on behalf of the other Funding secured creditors) has enforced the Funding security.

     As the note trustee will not be entitled to assign to a third party its or the issuer's rights under the intercompany loan agreement following the service of a note enforcement notice, the most likely consequence of the issuer security becoming enforceable will be that monies received by the note trustee from Funding will be applied by the note trustee (or the issuer cash manager on its behalf) to make payments on the notes in accordance with the issuer post-enforcement priority of payments. However, the proceeds of that enforcement may be insufficient to pay all interest and principal due on the notes.

     There may be a conflict between the interests of the holders of the various classes of notes, and the interests of other classes of noteholders may prevail over certain noteholders' interests

     The trust deed, the issuer deed of charge and the terms of the notes will provide that the note trustee is to have regard to the interests of the holders of all the classes of notes. There may be circumstances, however, where the interests of one class of the noteholders conflict with the interests of another class or classes of the noteholders. In general, the note trustee will give priority to the interests of the holders of the most senior class of notes such that:

     o the note trustee is to have regard only to the interests of the class A noteholders in the event of a conflict between the interests of the class A noteholders on the one hand and the class B noteholders and/or the class M noteholders and/or the C noteholders on the other hand; and

     o (if there are no class A notes outstanding) the note trustee is to have regard only to the interests of the class B noteholders in the event of a conflict between the interests of the class B noteholders on the one hand and the class M noteholders and/or the class C noteholders on the other hand; and

     o (if there are no class A notes or class B notes outstanding) the note trustee is to have regard only to the interests of the class M noteholders in the event of a conflict between the interests of the class M noteholders on the one hand and the class C noteholders on the other hand.

     There may be a conflict between the interests of the holders of notes of any class of the series 1 notes and the holders of the same class of the series 2 notes and/or series 3 notes, and the interests of other noteholders may prevail over certain noteholders' interests

     There may also be circumstances where the interests of a class of noteholders of one series of notes conflict with the interests of the noteholders of the same class of a different series of notes. In general, the trust deed, the issuer deed of charge and the terms of the notes will require a single meeting of the holders of all series of the relevant class of notes whether or not there is a conflict of interest between the holders of those different series of that class of notes. As there will be no provision for separate meetings of the holders of a class of notes of one series, a resolution may be passed by holders of notes of one series of a relevant class which will bind the holders of each other series of that same class.

     There may be conflicts between the issuer, the previous issuers and any new issuers, and the issuer's interests may not prevail, which may adversely affect payments on the notes

     The security trustee will exercise its rights under the Funding deed of charge only in accordance with directions given by the note trustee. If resolutions of holders of the previous notes and any new notes result in conflicting directions being given to the note trustee (and, ultimately, from the note trustee to the security trustee), the security trustee shall have regard only to the directions of the noteholders of the issuer, each previous issuer or new issuers that has or have the highest ranking class of notes outstanding at such time (meaning the class A notes so long as there are any class A notes outstanding and thereafter the class B notes so long as there are no class A notes outstanding and thereafter the class M notes so long as there are neither class A notes nor class B notes outstanding and thereafter the class C notes so long as there are no class A notes, class B notes or class M notes outstanding and thereafter special repayment notes so long as there are no class A notes, class B notes, class M notes or class C notes outstanding). However, if more than one issuer has notes outstanding that are the highest ranking notes outstanding among all issuers, the note trustee shall instead have regard to the resolutions of the holders of notes of that issuer that has the greatest aggregate principal amount of notes outstanding at such time. If there is a conflict between the issuer, any previous issuer and any new issuers and the issuer does not have the highest ranking notes outstanding among all issuers (or the greatest aggregate principal amount of notes outstanding at such time), the issuer's interests may not prevail. This could ultimately cause a reduction in the payments that noteholders receive on the notes.

     If Funding enters into new intercompany loans, these new intercompany loans and accompanying new notes may rank ahead of the intercompany loans and the notes as to payments

     It is expected that in the future, subject to satisfaction of certain conditions, Funding will establish additional wholly-owned subsidiary companies to issue new notes to investors. The proceeds of each new issue of new notes will be used by the new issuer to make a new intercompany loan to Funding. Funding will use the proceeds of the new intercompany loan (less any amount utilized to fund any applicable reserve fund for any new issuer) to do one or more of the following:

     o pay to the mortgages trustee Funding's initial contribution for the Funding share in respect of any new trust property to be assigned by the seller to the mortgages trustee;

     o pay to the mortgages trustee a further contribution to increase the Funding share of the trust property; and/or o refinance an existing intercompany loan or intercompany loans outstanding at that time (and if the issuer's intercompany loan to Funding is refinanced, noteholders could be repaid early).

     Funding will apply amounts it receives from the trust property to pay amounts it owes under the intercompany loan, the previous intercompany loans and any new intercompany loan without regard to when the relevant intercompany loan was made. Noteholders should note that payments by Funding to the previous issuers under the previous intercompany loans and to new issuers under any new intercompany loans will rank equally in priority with payments made by Funding to the issuer under the intercompany loan, other than in respect of the priority made in the allocation of principal receipts to an issuer (such as the fifth issuer and the eighth issuer) that issued a money market note. Subject to the foregoing exception, Funding will initially allocate principal to repay each outstanding intercompany loan in no order of priority among them but in proportion to the each relevant issuer's allocable interest in the Funding share of the trust property (or, if provided under the relevant intercompany loan agreement, will set aside that allocable interest in the Funding share of principal receipts for the issuer).

     The amount and timing of payments on an intercompany loan are determined by the amount and timing of payments on the notes issued by the relevant issuer and by the priorities for payment applicable to those notes. The terms of the previous notes issued by the previous issuers and of any new notes issued by a new issuer may therefore result in those previous notes and the related previous intercompany loans or those new notes and the related new intercompany loans being repaid prior to the repayment of the notes issued by the issuer and the issuer's related intercompany loan.

     If Funding establishes new issuers to make new intercompany loans to Funding, noteholders will not have any right of prior review or consent with respect to those new intercompany loans or the corresponding issuance by new issuers of new notes. Similarly, the terms of the Funding transaction documents (including the mortgage sale agreement, the mortgages trust deed, the Funding deed of charge, the definitions of the trigger events and the seller share event and the criteria for the assignment of new loans to the mortgages trustee) may be amended to reflect the new issue. Noteholders' consent to these changes will not be required. There can be no assurance that these changes will not affect the cashflow available to pay amounts due on the notes.

     Before issuing new notes, however, a new issuer will be required to satisfy a number of conditions, including that the ratings of the notes will not be downgraded or otherwise adversely affected at the time a new issuer issues new notes.

     New issuers will share in the same security granted by Funding to the issuer, and this may ultimately cause a reduction in the payments noteholders receive on the notes

     A new issuer will become party to the Funding deed of charge and will be entitled to share, on an equal ranking, in the security granted by Funding for the issuer's benefit (and the benefit of the other Funding secured creditors) under the Funding deed of charge. If the Funding security is enforced and there are insufficient funds to make the payments that are due to all issuers, each issuer will only be entitled to its proportionate share of those limited funds. This could ultimately cause a reduction in the payments noteholders receive on the notes.

     The previous issuers and the other Funding secured creditors already share in the same security granted by Funding to the issuer, and this may ultimately cause a reduction in the payments noteholders receive on the notes

     Funding has entered into previous intercompany loan agreements and it has also entered into various agreements with other Funding secured creditors in connection with the issuance of the previous intercompany loans. These Funding secured creditors are already parties to the Funding deed of charge and are entitled to share, on an equal ranking, in the security granted by Funding for the benefit of the issuer. If the Funding security is enforced and there are insufficient funds to make the payments that are due to the previous issuers and to the issuer, the issuer will only be entitled to its proportionate share of those limited funds. This could ultimately cause a reduction in the payments noteholders receive on the notes.

     As new mortgage loans are assigned to the mortgages trustee and as mortgage loans are in certain circumstances removed from the mortgages trust, the characteristics of the trust property may change from those existing at the closing date, and those changes may delay or reduce payments on the notes

     The issuer cannot guarantee that the characteristics of any new mortgage loans assigned to the mortgages trustee will have the same characteristics as the mortgage loans in the mortgage portfolio as of the date of this report. In particular, new mortgage loans may have different payment characteristics than the mortgage loans in the mortgage portfolio as of the date of this report. The ultimate effect of this could be to delay or reduce the payments noteholders receive on the notes or increase the rate of repayment of the notes. However, the new mortgage loans will be required to meet the conditions described in "Assignment of the mortgage loans and their related security" in the prospectus relating to the notes.

     In addition, in order to promote the retention of borrowers, the seller may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to encourage a borrower to review the seller's other mortgage products and to discuss shifting that borrower to an alternative Northern Rock mortgage product. The seller also may periodically contact borrowers in the same manner in order to offer to a borrower the opportunity to apply for a further advance. The employee of the seller who contacts a borrower will not know whether that borrower's original mortgage loan has been assigned to the mortgages trust. However, if the relevant original mortgage loan made to that borrower happens to have been assigned to the mortgages trust and that borrower decides to switch mortgage products or take a further advance, the seller then has the option of repurchasing that original mortgage loan from the mortgages trust.

     Generally, the borrowers that the seller may periodically contact are those borrowers whose mortgage loans are not in arrears and who are otherwise in good standing. To the extent that these borrowers switch to a different Northern Rock mortgage product or take a further advance and their original mortgage loans are purchased by the seller, the percentage of fully performing mortgage loans in the mortgage portfolio may decrease, which could delay or reduce payments noteholders receive on the notes. However, as described above, the seller's decision as to which borrowers to target for new mortgage products and/or further advances and the decision whether to approve a new mortgage product and/or further advance for a particular borrower will be made without regard to whether a borrower's mortgage loan is included in the mortgage portfolio.

     The seller may change the lending criteria relating to mortgage loans which are subsequently assigned to the mortgages trustee which could affect the characteristics of the trust property, and which could lead to a delay or a reduction in the payments received on the notes or could increase the rate of repayment of the notes

     Each of the mortgage loans was originated in accordance with the seller's lending criteria applicable at the time of origination, which lending criteria in the case of each mortgage loan included in the mortgage portfolio as of the related closing date were the same as or substantially similar to the criteria described in the prospectus relating to the notes. These lending criteria consider a variety of factors such as a potential borrower's credit history, employment history and status and repayment ability, as well as the value of the property to be mortgaged. In the event of the assignment of any new mortgage loans and new related security to the mortgages trustee, the seller will warrant to the mortgages trustee, Funding and the security trustee that those new mortgage loans and new related security were originated in accordance with the seller's lending criteria applicable at the time of their origination. However, the seller retains the right to revise its lending criteria as determined from time to time, and so the lending criteria applicable to any new mortgage loan at the time of origination may not be the same as those set out in the prospectus relating to the notes.

     If new mortgage loans that have been originated under revised lending criteria are assigned to the mortgages trustee, the characteristics of the trust property could change. This could lead to a delay or a reduction in the payments received on the notes or it could increase the rate of repayment of the notes.

     If property values decline payments on the notes could be adversely affected

     The security granted by Funding in respect of the intercompany loan, which is the principal source of funding for the notes, consists, among other things, of Funding's interest in the mortgages trust. Since the value of the mortgage portfolio held by the mortgages trustee may increase or decrease, the value of that security may decrease and will decrease if there is a general decline in property values. The issuer cannot guarantee that the value of a mortgaged property will remain at the same level as on the date of origination of the related mortgage loan. If the residential property market in the United Kingdom experiences an overall decline in property values, the value of the security created by the mortgage loans could be significantly reduced and, ultimately, may result in losses to noteholders if the security is required to be enforced.

     The timing and amount of payments on the mortgage loans could be affected by geographic concentration of the mortgage loans

     To the extent that specific geographic regions have experienced or may experience in the future weaker regional economic conditions and housing markets than other regions, a concentration of the mortgage loans in such a region may be expected to exacerbate all of the risks relating to the mortgage loans described in this section. The issuer can predict neither when or where such regional economic declines may occur nor to what extent or for how long such conditions may continue.

     The timing and amount of payments on the mortgage loans could be affected by various factors which may adversely affect payments on the notes

     Various factors influence mortgage delinquency rates, prepayment rates, repossession frequency and the ultimate payment of interest and repayment of principal. These factors include changes in the national or international economic climate, regional economic or housing conditions, changes in tax laws, interest rates, inflation, the availability of financing, yields on alternative investments, political developments and government policies. Other factors in borrowers' personal or financial circumstances may affect the ability of borrowers to repay mortgage loans. Loss of earnings, illness, divorce and other similar factors may lead to an increase in delinquencies by and bankruptcies of borrowers, and could ultimately have an adverse impact on the ability of borrowers to repay mortgage loans.

     In addition, the ability of a borrower to sell a property given as security for a mortgage loan at a price sufficient to repay the amounts outstanding under the mortgage loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values and the property market in general at the time.

     The intercompany loan is the issuer's principal source of income for repayment of the notes. The principal source of income for repayment by Funding of the intercompany loan is its interest in the mortgage loans held on trust by the mortgages trustee for the benefit of Funding and the seller. If the timing and payment of the mortgage loans is adversely affected by any of the risks described above, the payments on the notes could be reduced or delayed.

     The yield to maturity of the notes may be adversely affected by prepayments or redemptions on the mortgage loans or repurchases of mortgage loans by the seller

     The yield to maturity of the notes of each class will depend mostly on
(a) the amount and timing of the repayment of principal on the mortgage loans and (b) the price paid by the noteholders of each class of notes. The yield to maturity of the notes of each class may be adversely affected by a higher or lower than anticipated rate of prepayments on the mortgage loans.

     The rate of prepayment of mortgage loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the mortgage loans may be due to borrowers refinancing their mortgage loans and sales of mortgaged properties by borrowers (either voluntarily or as a result of enforcement action taken), as well as the receipt of proceeds from buildings insurance and life insurance policies. The rate of prepayment of mortgage loans may also be influenced by the presence or absence of early repayment charges. Noteholders should note that certain of the seller's flexible mortgage loan products allow the borrower to make overpayments or repay the entire current balance under the flexible mortgage loan at any time without incurring an early repayment charge.

     Variation in the rate and timing of prepayments of principal on the mortgage loans may affect each class of notes differently depending upon amounts already repaid by Funding to the issuer under the intercompany loan and whether a trigger event has occurred or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the mortgage loans occur less frequently than anticipated, then the actual yields on the notes may be lower than noteholders anticipate and the amortization of the notes may take much longer than is presently anticipated.

     The yield to maturity of the notes may be affected by the purchase by the seller of mortgage loans subject to product switches, further advances or in respect of which personal secured loans are made to the same borrower and secured over the same property or by the repurchase by the seller of mortgage loans for breaches of representations and warranties. If the seller is required to repurchase from the mortgages trustee a mortgage loan or mortgage loans under a mortgage account and their related security because one of the mortgage loans does not comply with the mortgage loan representations and warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of such mortgage loan or mortgage loans. Because these factors are not within the issuer's control or the control of Funding or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the mortgage portfolio may experience.

     In addition, if a mortgage loan is subject to a product switch or a further advance, the seller may purchase the relevant borrower's mortgage loan or mortgage loans and their related security from the mortgages trustee. If a borrower takes a personal secured loan after the borrower's existing mortgage loan(s) has been assigned to the mortgages trustee, the seller currently intends to purchase from the mortgages trustee the mortgage loan(s) of that borrower (including any personal secured loans and any further draws thereunder in respect of that borrower) that were part of the trust property. In the case of any such purchase, the payment received by the mortgages trustee will have the same effect as a prepayment of such mortgage loan or mortgage loans.

     In order to promote the retention of borrowers, the seller may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to encourage a borrower to review the seller's other mortgage products and to discuss shifting that borrower to an alternative Northern Rock mortgage product. The employee of the seller who contacts a borrower will not know whether that borrower's original mortgage loan has been assigned to the mortgages trust. However, if the relevant original mortgage loan made to that borrower happens to have been assigned to the mortgages trust and that borrower decides to switch mortgage loan products, the seller's retention policy may ultimately result in that mortgage loan becoming the subject of a product switch which ultimately may result in a prepayment as described in the preceding paragraph. Furthermore, the seller also may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to offer to a borrower the opportunity to apply for a further advance. If the borrower decides to take a further advance and the seller decides to purchase the mortgage loan subject to that further advance, the mortgage loan will be prepaid.

     As the decision by the seller whether to purchase a mortgage loan subject to a product switch or a further advance, or the mortgage loan(s) of a borrower taking a personal secured loan, is not within the issuer's control or the control of Funding or the mortgages trustee, the issuer cannot give any assurance as to the level of effective prepayments that the mortgage portfolio may experience.

     The inclusion of flexible mortgage loans may affect the yield to maturity of and the timing of payments on the notes

     Certain of the mortgage loans in the mortgage portfolio are flexible mortgage loans. Flexible mortgage loans provide the borrower with a range of options that gives that borrower greater flexibility in the timing and amount of payments made under the mortgage loan. Subject to the terms and conditions of the mortgage loans which may require in some cases notification to the seller and in other cases the consent of the seller, under a flexible mortgage loan a borrower may "overpay" or prepay principal on any day or make a re-draw in specified circumstances. In addition, certain of the seller's flexible mortgage loan products allow the borrower to make overpayments or repay the entire current balance under the flexible mortgage loan at any time without incurring an early repayment charge.

     The inclusion of Together Connections mortgage loans and Connections mortgage loans, which are another type of flexible mortgage loan, in the mortgages trust may also affect the yield to maturity of, and the timing of payments on, the notes. Application of the Together Connections Benefit, a feature of Together Connections mortgage loans, and the Connections Benefit, a feature of Connections mortgage loans, will reduce the principal amount outstanding on a Together Connections mortgage loan and a Connections mortgage loan, respectively. As a result, less of a related borrower's contractual monthly payment (which the borrower is nevertheless obligated to continue making in full) will be required to pay interest, and proportionately more of that contractual monthly payment will be allocated as a repayment of principal. This reallocation may lead to amortization of the related mortgage loan more quickly than would otherwise be the case.

     If the notes are not repaid on or before the applicable step-up date, then to the extent that borrowers under flexible mortgage loans consistently prepay principal or to the extent that Together Connections mortgage loans and Connections mortgage loans amortize more quickly than otherwise expected, the timing of payments on the notes may be adversely affected.

     The occurrence of an asset trigger event or enforcement of the issuer security may accelerate the repayment of certain notes and/or delay the repayment of other notes

     If no trigger event has occurred and the issuer security has not been enforced, then payments of principal of a class of notes on any payment date will not be greater than the controlled amortization amount for that class on that payment date. If an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the mortgage loans to Funding and the seller proportionally based on their percentage shares (or, in certain circumstances, their weighted average percentage shares) of the trust property and Funding will on each payment date apply those principal receipts to repay the previous intercompany loans, the intercompany loan and each new intercompany loan (if any) in proportion to the outstanding principal balance of the relevant intercompany loan.

     Following the occurrence of an asset trigger event or enforcement of the issuer security, the issuer will apply these principal repayments of the intercompany loan which are available for payment to noteholders on each payment date to repay the class A notes, in no order of priority among them but in proportion to the respective amounts due on the class A notes, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts, then the class B notes, in no order of priority among them but in proportion to the respective amounts due on the class B notes, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts, then the class M notes, in no order of priority among them but in proportion to the respective amounts due on the class M notes, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts, and finally, the class C notes, in no order of priority among them but in proportion to the respective amounts due on the class C notes, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts..

     As the priority of payment in respect of the series 1 class A1 notes, the series 1 class A2 notes, the series 2 class A1 notes, the series 2 class A2 notes and the series 3 class A notes rank equally after the occurrence of an asset trigger event or enforcement of the issuer security, and as repayments of principal in these circumstances will not be limited to or controlled by the respective controlled amortization amounts for the relevant class of notes, this may result in certain noteholders being repaid more rapidly than if an asset trigger event or enforcement of the issuer security had not occurred, and may result in other noteholders being repaid less rapidly than if an asset trigger event had not occurred.

     The occurrence of a non-asset trigger event may accelerate the repayment of certain notes and/or delay the repayment of other notes

     If a non-asset trigger event has occurred, the mortgages trustee will distribute all principal receipts to Funding until the Funding share percentage of the trust property is zero. Funding will on each payment date apply these principal receipts to repay the previous intercompany loans, the intercompany loan and each new intercompany loan (if any) equally and in proportion to the outstanding principal balance of the relevant intercompany loan.

     Following the occurrence of a non-asset trigger event, the issuer will apply these principal repayments of the intercompany loan which are available for payment to noteholders on each payment date to repay the series 1 class A1 notes until the outstanding principal balance of the series 1 class A1 notes has been reduced to zero, without regard to their controlled amortization amounts, then the series 1 class A2 notes until the outstanding principal balance of the series 1 class A2 notes has been reduced to zero, without regard to their controlled amortization amounts, then the series 2 class A1 notes, the series 2 class A2 notes and the series 3 class A notes, in no order of priority among them but in proportion to the respective amounts due on the series 2 class A1 notes, the series 2 class A2 notes and the series 3 class A notes, until the outstanding principal balance of each of the series 2 class A1 notes, the series 2 class A2 notes and the series 3 class A notes, has been reduced to zero, without regard to their controlled amortization amounts, then the class B notes, in no order of priority among them but in proportion to the respective amounts due on the class B notes, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts, then the class M notes, in no order of priority among them but in proportion to the respective amounts due on the class M notes, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts and finally, the class C notes, in no order of priority among them but in proportion to the respective amounts due on the class C notes, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts.

     As the repayments of principal in these circumstances will not be limited to or controlled by the respective controlled amortization amounts for the relevant class of notes, this may result in certain noteholders being repaid more rapidly than if a non-asset trigger event or enforcement of the issuer security had not occurred, and may result in other noteholders being repaid less rapidly than if a non-asset trigger event had not occurred.

     Competition in the UK mortgage loan industry could increase the risk of an early redemption of the notes

     The mortgage loan industry in the United Kingdom is highly competitive. Both traditional and new lenders use heavy advertising, targeted marketing, aggressive pricing competition and loyalty schemes in an effort to expand their presence in or to facilitate their entry into the market and compete for customers. For example, certain of the seller's competitors have implemented loyalty discounts for long-time customers to reduce the likelihood that these customers would refinance their mortgage loans with other lenders such as the seller.

     This competitive environment may affect the rate at which the seller originates new mortgage loans and may also affect the level of attrition of the seller's existing borrowers. If the rate at which new mortgage loans are originated declines significantly or if existing borrowers refinance their mortgage loans with lenders other than the seller, then the risk of a trigger event occurring increases, which could result in an early redemption of the notes.

     If the seller does not purchase fixed rate mortgage loans under which the borrower exercises his or her re-fix option then the issuer may need to enter into new hedging arrangements and the issuer may not find a counterparty at the relevant time

     If the seller does not elect within 30 days of the end of the relevant fixed rate period to purchase the relevant mortgage loan from the mortgages trustee if it becomes a re-fixed mortgage loan, then this will necessitate the entry by the issuer into further hedging arrangements with an alternative basis rate swap counterparty satisfactory to the rating agencies. Entering into additional hedging arrangements may increase the issuer's obligations on any payment date which may adversely affect payments on the notes. In addition, the issuer cannot provide assurance that an alternative basis rate swap counterparty will be available at the relevant time.

     If the mortgages trustee GIC provider or the Funding GIC provider ceases to satisfy certain criteria, then the mortgages trustee GIC account or the Funding GIC account may have to be transferred to another GIC provider under terms that may not be favourable as those offered by the current GIC provider

     The mortgages trustee GIC provider and the Funding GIC provider are required to satisfy certain criteria (including certain criteria and/or permissions set or required by the FSA from time to time) in order to continue to receive deposits in the mortgages trustee GIC account and the Funding GIC account, respectively. If either the mortgages trustee GIC provider or the Funding GIC provider ceases to satisfy that criteria, then the relevant account may need to be transferred to another entity which does satisfy that criteria. In these circumstances, the stand-by GIC provider or other bank, as applicable, may not offer a GIC on terms as favourable as those provided by the mortgages trustee GIC provider or the Funding GIC provider.

     The criteria referred to above include a requirement that the short-term, unguaranteed and unsecured ratings ascribed to the mortgages trustee GIC provider or, as the case may be, the Funding GIC provider are at least "A-1+" (or in the circumstances described below, "A-1") by Standard & Poor's, "F1" by Fitch and "P-1" by Moody's, provided that where the relevant deposit amount is less than 20% of the amount of the Funding share of the trust property, then the short-term, unguaranteed and unsecured rating required to be ascribed by Standard & Poor's to the mortgages trustee GIC provider or, as the case may be, the Funding GIC provider shall be at least "A-1".

     Termination payments on the basis rate swap may adversely affect the funds available to make payments on the notes

     The amount of revenue receipts that Funding receives will fluctuate according to the interest rates applicable to the mortgage loans in the mortgages trust. However, the amount of interest payable by Funding to the issuer under the intercompany loan will depend upon the aggregate amount payable by the issuer to the basis rate swap provider in exchange for payments which will depend upon the variable interest rates at which interest accrues on the notes.

     To hedge the issuer's exposure against the possible variance between the foregoing interest rates, the issuer has entered into a basis rate swap with the basis rate swap provider and the note trustee.

     If the basis rate swap is terminated, the issuer may be obliged to pay a termination payment to the basis rate swap provider. The amount of the termination payment will be based on the cost of entering into a replacement basis rate swap. Under the intercompany loan agreement, Funding will be required to pay the issuer an amount equal to any termination payment due by the issuer to the basis swap provider. Funding will also be obliged to pay the issuer any extra amounts which the issuer may be required to pay to enter into a replacement swap.

     The issuer cannot give noteholders any assurance that Funding will have the funds available to make that payment or that the issuer will have sufficient funds available to make any termination payment under a swap or to make subsequent payments to noteholders in respect of the relevant series and class of notes. Nor can the issuer give noteholders any assurance that it will be able to enter into a replacement swap, or if one is entered into, that the credit rating of the replacement basis rate swap provider will be sufficiently high to prevent a downgrading of the then-current ratings of the notes by the rating agencies.

     Except where the basis rate swap provider has caused the basis rate swap to terminate by its own default, any termination payment due by the issuer will rank equally with payments due on the notes. Any additional amounts required to be paid by the issuer following termination of the basis rate swap (including any extra costs incurred (for example, from entering into "spot" interest rate swaps) if the issuer cannot immediately enter into a basis rate swap), will also rank equally with payments due on the notes.

     Therefore, if the issuer is obliged to make a termination payment to a basis rate swap provider or to pay any other additional amount as a result of the termination of the swap, this may affect the funds which that issuer has available to make payments on the notes of any class and any series.

     Ratings assigned to the notes may be lowered or withdrawn after noteholders purchase the notes, which may lower the market value of the notes or the likelihood of their repayment

     The ratings assigned to each class of notes address the likelihood of full and timely payment to noteholders of all payments of interest on each payment date under those classes of notes. Such ratings also address the likelihood of ultimate repayment of principal on the final maturity date of each class of notes. Any rating agency may lower its rating or withdraw its rating if, in the sole judgement of the rating agency, the credit quality of the notes has declined or is in question. If any rating assigned to the notes is lowered or withdrawn, the market value of the notes may be reduced.

     Subordination of other note classes may not protect noteholders from all risk of loss

     Each of the class B notes of each series, the class M notes of each series and the class C notes of each series are subordinated in right of payment of interest to the class A notes of each series. Each of the class M notes of each series and the class C notes of each series are subordinated in right of payment of interest to the class B notes of each series. Each of the class C notes of each series are subordinated in right of payment of interest to the class M notes of each series.

     Each of the class B notes of each series, the class M notes of each series and the class C notes of each series are subordinated in right of payment of principal to the class A notes of each series.

Each of the class M notes of each series and the class C notes of each series are subordinated in right of payment of principal to the class B notes of each series. Each of the class C notes of each series are subordinated in right of payment of principal to the class M notes of each series.

     However, the controlled amortization amount payable in respect of each class of notes is determined by a schedule that indicates the target balance for that class of notes on the relevant payment date. Noteholders should be aware that not all classes of notes are scheduled to receive payments of principal on each payment date. The controlled amortization amount payable on some classes of notes will be zero, which means that, despite the principal priority of payments described above, lower ranking classes of notes may nevertheless be repaid principal before higher ranking classes of notes. Noteholders should note that the controlled amortization amount for the series 2 class B notes, the series 2 class M notes, the series 2 class C notes, the series 3 class B notes, the series 3 class M notes and the series 3 class C notes from the date of this report to the payment date falling in March 2009 is zero. This means that, subject to there being no trigger event, no enforcement of either the Funding security and/or the issuer security, the series 2 class B notes, the series 2 class M notes, the series 2 class C notes, the series 3 class B notes, the series 3 class M notes and the series 3 class C notes will not be scheduled to be repaid an amount of principal until the payment date falling in March 2009 at the earliest. Payments of principal are expected to be made to each class of notes in scheduled amounts up to the amounts set forth in the schedule in the prospectus relating to the notes.

     There is no assurance that these subordination rules will protect the class A noteholders from all risk of loss, the class B noteholders from all risk of loss or the class M noteholders from all risk of loss. If the losses allocated to the class C notes, the class M notes and the class B notes, as evidenced on each of the class C, class M and class B principal deficiency subledgers, respectively, plus any other debits to each of the class C, class M and class B principal deficiency subledgers, as the case may be, are in an aggregate amount equal to the aggregate outstanding principal balances of the class C notes, the class M notes and the class B notes, then losses on the mortgage loans will thereafter be allocated to the class A notes at which point there will be an asset trigger event. If the losses allocated to the class C notes and the class M notes, as evidenced on each of the class C and class M principal deficiency subledgers, respectively, plus any other debits to each of the class C and class M principal deficiency subledgers, as the case may be, are in an aggregate amount equal to the aggregate outstanding principal balances of the class C notes and the class M notes, then losses on the mortgage loans will thereafter be allocated to the class B notes. Similarly, if the losses allocated to the class C notes as evidenced on the class C principal deficiency subledger plus any other debits to the class C principal deficiency subledger are in an aggregate amount equal to the aggregate outstanding principal balance of the relevant class C notes, then losses on the mortgage loans will thereafter be allocated to the class M notes.

     Principal payments on the class B notes, the class M notes and the class C notes will be deferred in certain circumstances

     On any payment date, the issuer's obligation to pay principal of the class B notes, the class M notes and the class C notes will be subject to the satisfaction as of the related determination date of the issuer arrears test, the issuer reserve requirement and the subordinated principal test to the extent that any class A notes are outstanding on that date.

     If any class A note remains outstanding on that date and any of the above conditions is not satisfied on a payment date then payments of principal which would otherwise have been made to the class B notes and/or the class M notes and/or the class C notes will not be payable on that payment date.

     Noteholders may not be able to sell the notes

     There currently is no secondary market for the notes. The underwriters that underwrote the notes expect, but are not obliged, to make a market in the notes. If no secondary market develops, noteholders may not be able to sell the notes prior to maturity. The issuer cannot offer any assurance that a secondary market will develop or, if one does develop, that it will continue.

     Noteholders may be subject to exchange rate and interest rate risks

     Repayments of principal and payments of interest on the dollar notes will be made in US dollars, but the intercompany loan made by the issuer to Funding and repayments of principal and payments of interest by Funding to the issuer under the intercompany loan will be in sterling.

     To hedge the issuer's currency exchange rate exposure, including any interest rate exposure connected with that currency exposure, the issuer has entered into the dollar currency swaps for the dollar notes with the applicable dollar currency swap provider.

     If the issuer fails to make timely payments of amounts due under a dollar currency swap, then the issuer will have defaulted under that currency swap. A dollar currency swap provider is obliged only to make payments under a dollar currency swap as long as the issuer makes payments under it. If a dollar currency swap provider is not obliged to make payments of, or if it defaults in its obligations to make payments of, amounts in US dollars equal to the full amount to be paid to the issuer on the payment dates under the dollar currency swap (which are the same dates as the payment dates under the notes), the issuer will be exposed to changes in US dollar/sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement dollar currency swap is entered into, the issuer may have insufficient funds to make payments due on the notes of any class and any series.

     In addition, some of the mortgage loans carry variable rates of interest, some of the mortgage loans pay interest at a fixed rate or rates of interest and some of the flexible mortgage loans pay interest at variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or pay interest at a rate which tracks the Bank of England base rate. However, these interest rates on the mortgage loans which will fund the interest payable under the intercompany loan will not necessarily match the floating rates on the notes. If the basis rate swap provider defaults in its obligation to make payments under the basis rate swap, the issuer will be exposed to the variance between the rates of interest payable on the mortgage loans and the rate of interest payable on the notes. Unless a replacement basis rate swap is entered into, the issuer may have insufficient funds to make payments due on the notes of any class and any series.

     Termination payments on the dollar currency swaps and the euro currency swaps may adversely affect the funds available to make payments on the notes

     If any of the currency swaps entered into by the issuer terminate, that issuer may be obliged to pay a termination payment to the relevant currency rate swap provider. The amount of the termination payment will be based on the cost of entering into a replacement currency swap. Under the intercompany loan agreement, Funding is required to pay the issuer an amount required by the issuer to pay any termination payment due by the issuer to the relevant currency rate swap provider. Funding will also be obliged to pay the issuer any extra amounts which that issuer may be required to pay to enter into a replacement swap.

     The issuer cannot give noteholders any assurance that Funding will have the funds available to make that payment or that the issuer will have sufficient funds available to make any termination payment under any of the currency swaps or to make subsequent payments to noteholders in respect of the relevant series and class of notes. Nor can the issuer give noteholders any assurance that the issuer will be able to enter into a replacement swap, or if one is entered into, that the credit rating of the replacement currency rate swap provider will be sufficiently high to prevent a downgrading of the then-current ratings of the notes by the rating agencies.

     Except where the relevant currency swap provider has caused the relevant currency swap to terminate by its own default, any termination payment due by the issuer will rank equally with payments due on the notes. Any additional amounts required to be paid by the issuer following termination of the relevant currency swap (including any extra costs incurred (for example, from entering into "spot" currency or interest rate swaps) if the issuer cannot immediately enter into a replacement currency swap), will also rank equally with payments due on the notes.

     Therefore, if the issuer is obliged to make a termination payment to the relevant currency rate swap provider or to pay any other additional amount as a result of the termination of the relevant currency swap entered into by the issuer, this may affect the funds which the issuer has available to make payments on the notes of any class and any series.

     If the Bank of England base rate falls below a certain level, the issuer could suffer a revenue shortfall which could adversely affect the issuer's payments on the notes

     The seller guarantees that for variable rate mortgage loans that are eligible to be charged at the seller's standard variable rate (including fixed rate mortgage loans which become variable after the fixed period), during the period in which the seller may impose an early repayment charge, the actual gross interest rate that the seller charges will be the lower of:

     (a)  the seller's standard variable rate; or

     (b) the Bank of England base rate plus a margin, which is determined by Northern Rock.

     If the Bank of England base rate plus the appropriate margin (as described above) falls to a level below the seller's standard variable rate it is possible that there would be a shortfall of income on the mortgage loans and that, as a result, either or both of Funding and the issuer would suffer a revenue shortfall.

     If borrowers become entitled to the loyalty discount offered by the seller, the issuer could suffer a revenue shortfall which could adversely affect the issuer's payments on the notes

     The seller currently offers a loyalty discount on each mortgage loan (other than a Together mortgage loan, a Together Connections mortgage loan and a CAT standard mortgage loan) which currently provides for a reduction of 0.25% (although the seller may in the future allow for a discount of between 0.25% and 0.75%) of the applicable interest rate on that mortgage loan once the borrower has held that mortgage loan for at least seven years, subject to certain conditions. If the loyalty discount becomes applicable to a significant number of borrowers it is possible that there would be a shortfall of income on the mortgage loans and that, as a result, either or both of Funding and the issuer would suffer a revenue shortfall.

     The issuer relies on third parties and noteholders may be adversely affected if they fail to perform their obligations

     The issuer is a party to contracts with a number of other third parties that have agreed to perform services in relation to the notes. For example, the dollar currency swap providers and the euro currency swap provider have agreed to provide their respective swaps, the corporate services provider has agreed to provide corporate services and the paying agents and the agent bank have agreed to provide payment and calculation services in connection with the notes. In the event that any relevant third party was to fail to perform its obligations under the respective agreements to which it is a party, noteholders may be adversely affected.

     Payments by Funding to third parties in relation to the previous issuers may affect payments due to the issuer and accordingly the issuer's ability to make payments on the notes

     Under the previous intercompany loan agreements, Funding is required to make payments to each previous issuer in respect of that previous issuer's obligations to make payments to the security trustee and its own note trustee, agent bank, paying agents, cash manager, corporate services provider and account bank and to other third parties to whom that previous issuer owes money. These payments, in addition to the payments that the issuer is required to make to the issuer's third party creditors, rank in priority to amounts due by Funding to the issuer under the intercompany loan that the issuer may use to make payments under the notes.

     Funding's obligations to make the third-party payments described above to the previous issuers may affect Funding's ability to make payments to the issuer under the intercompany loan. This in turn may affect the issuer's ability to make payments on the notes.

     Excess revenue receipts may not be sufficient to replenish principal that has been used to pay interest, which may result in the notes not being repaid in full

     If, on any payment date, revenue receipts available to the issuer are insufficient to enable the issuer to pay interest on the notes and the issuer's other expenses ranking in priority to interest due on the notes, then the issuer may use principal receipts from the intercompany loan to make up that revenue shortfall.

     During the term of the transaction, however, it is expected that these principal deficiencies will be recouped from subsequent excess issuer available revenue receipts. However, if subsequent excess issuer available revenue receipts are insufficient to recoup those principal deficiencies, then noteholders may receive later than anticipated, or noteholders may not receive in full, repayment of the principal amount outstanding on the notes.

     The seller share of the trust property does not provide credit enhancement for the notes

     Subject to certain exceptions as described in the prospectus relating to the notes, any losses from mortgage loans included in the trust property will be allocated to Funding and the seller on each distribution date in proportion to the then-current Funding share percentage and the then-current seller share percentage of the trust property.

     The seller share of the trust property does not provide credit enhancement for the Funding share of the trust property. Losses on the mortgage loans in the trust property are generally allocated proportionately between the seller and Funding depending on their respective percentage shares (or, in certain circumstances, their weighted average percentage shares) of the trust property.

     The issuer will only have recourse to the seller if there is a breach of warranty by the seller, and otherwise the seller's assets will not be available to the issuer as a source of funds to make payments on the notes

     After an intercompany loan enforcement notice under the intercompany loan, any previous intercompany loan or any new intercompany loan is given, the security trustee may sell the Funding share of the trust property. There is no assurance that a buyer would be found or that such a sale would realize enough money to repay amounts due and payable under the intercompany loan agreement, the previous intercompany loan agreements and any new intercompany loan agreements.

     The issuer will not, and Funding and the mortgages trustee will not, have any recourse to the seller of the mortgage loans, other than in respect of a breach of warranty under the mortgage sale agreement.

     The issuer will not, and the mortgages trustee, Funding and the security trustee will not, undertake any investigations, searches or other actions on any mortgage loan or its related security and the issuer and each of them will rely instead on the warranties given in the mortgage sale agreement by the seller.

     If any of the warranties made by the seller is materially untrue on the date on which a mortgage loan (including any personal secured loan) is assigned to the mortgages trustee, then, in the first instance, the seller will be required to remedy the breach within 28 days of the seller becoming aware of the same or of receipt by it of a notice from the mortgages trustee.

     If the seller fails to remedy the breach within 28 days, then the seller will be required to repurchase from the mortgages trustee (i) the relevant mortgage loan and its related security and (ii) any other mortgage loans (including any personal secured loans) of the relevant borrower and their related security that are included in the trust property, in each case at their current balance as of the date of completion of such repurchase together with all interest (whether due or accrued but not due) and arrears of interest payable thereon to the date of repurchase. There can be no assurance that the seller will have the financial resources to repurchase the mortgage loan or mortgage loans and their related security. However, if the seller does not repurchase those mortgage loans and their related security when required, then the seller share of the trust property will be deemed to be reduced by an amount equal to the principal amount outstanding of those mortgage loans together with any arrears of interest and accrued and unpaid interest and expenses.

     Other than as described here, none of the mortgages trustee, Funding, the noteholders or the issuer, the holders of the previous notes or the previous issuers will have any recourse to the assets of the seller.

     There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan (with or without a capital repayment vehicle) or a combination loan

     o Each mortgage loan in the mortgage portfolio is advanced on one of the following bases:

     o Repayment basis, with principal and interest repaid on a monthly basis through the mortgage term; or

     o    An interest-only basis with or without a capital repayment vehicle;
          or

     o A combination basis, that is, a combination of the repayment and interest-only arrangements where only part of the principal will be repaid by way of monthly payments.

     Neither the interest-only mortgage loans nor the interest-only portion of any combination mortgage loan includes scheduled amortization of principal. Instead the principal must be repaid by the borrower in a lump sum at maturity of the mortgage loan.

     For interest-only mortgage loans with a capital repayment vehicle or a combination loan with a capital repayment vehicle the borrower is recommended to put in place an investment plan or other repayment mechanism forecast to provide sufficient funds to repay the principal due at the end of the term.

     The ability of a borrower to repay the principal on an interest-only mortgage loan or the final payment of principal on a combination mortgage loan at maturity depends on such borrower's responsibility to ensure that sufficient funds are available from an investment plan or another source, such as ISAs, pension policies, personal equity plans or endowment policies, as well as the financial condition of the borrower, tax laws and general economic conditions at the time. However, there can be no assurance that there will be sufficient funds from any investment plan to repay the principal or (in the case of a combination loan) the part of the principal that it is designed to cover.

     The seller does not (and in certain circumstances cannot) take security over investment plans. Consequently, in the case of a borrower in poor financial condition the investment plan will be an asset available to meet the claims of other creditors. The seller also recommends the borrower to take out term life insurance cover in relation to the mortgage loan, although the seller again does not take security over such policies.

     In the case of interest-only mortgage loans, there can be no assurance that the borrower will have the funds required to repay the principal at the end of the term. If a borrower cannot repay the mortgage loan and a loss occurs on the mortgage loan, then this may affect payments on the notes if that loss cannot be cured by the application of excess issuer available revenue receipts.

     There may be risks associated with the fact that the mortgages trustee has no legal title to the mortgage loans and their related security which may adversely affect payments on the notes

     The assignment by the seller to the mortgages trustee of the benefit of the English mortgage loans and their related security takes effect in equity only (and any assignment of the benefit of the English mortgage loans and their related security in the future will take effect in equity only). The sale and assignment by the seller to the mortgages trustee of Scottish mortgage loans and their related security is given effect by a declaration of trust by the seller by which the beneficial interests in such Scottish mortgage loans and their related security will be transferred to the mortgages trustee (and any sale of Scottish mortgage loans and their related security in the future will be given effect by further declaration of trust). In each case this means that legal title to the mortgage loans and their related security in the trust property remains with the seller, but the mortgages trustee has all the other rights and benefits relating to ownership of each mortgage loan and its related security (which rights and benefits are subject to the trust in favor of the beneficiaries). The mortgages trustee has the right to demand the seller to give it legal title to the mortgage loans and the related security in the circumstances described in the prospectus relating to the notes and until then the mortgages trustee will not apply to Land Registry or the Land Charges Registry to register or record its equitable interest in the English mortgages and cannot in any event apply to the Registers of Scotland to register or record its beneficial interest in the Scottish mortgages. In addition, except in the limited circumstances set out in the prospectus relating to the notes, the seller will not give notice of the assignment of the mortgage loans and related security to any borrower.

     At any time during which the mortgages trustee does not hold the legal title to the mortgage loans and their related security or has not notified its interest in the mortgage loans and their related security to the borrowers, there are risks, as follows:

     o firstly, if the seller wrongly sold to another person a mortgage loan and that mortgage loan has already been assigned to the mortgages trustee, and that person acted in good faith and did not have notice of the interests of the mortgages trustee or the beneficiaries in the mortgage loan and that person notified the borrower of that sale to it of the mortgage loan and its related security or registered its interest in that mortgage, then she or he might obtain good title to the mortgage loan, free from the interests of the mortgages trustee and the beneficiaries. If this occurred then the mortgages trustee would not have good title to the affected mortgage loan and its related security and it would not be entitled to payments by a borrower in respect of such a mortgage loan. This may affect the issuer's ability to repay the notes;

     o secondly, the rights of the mortgages trustee and the beneficiaries may be subject to the rights of the borrowers against the seller, such as the rights of set-off which occur in relation to transactions or deposits made between certain borrowers and the seller and the rights of borrowers to redeem their mortgages by repaying the mortgage loan directly to the seller. If these rights were exercised, the mortgages trustee may receive less money than anticipated from the mortgage loans, which may affect the issuer's ability to repay the notes; and

     o finally, the mortgages trustee would not be able to enforce any borrower's obligations under a mortgage loan or mortgage itself but would have to join the seller as a party to any legal proceedings.

     However, once notice has been given to a borrower of the transfer of the related mortgage loan and its related security to the mortgages trustee, any independent set-off rights which that borrower has against the seller will crystallize, further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the mortgage loan) will not be affected by that notice.

     Additionally, if a borrower exercises any set-off rights then an amount equal to the amount set off will reduce the total amount of the seller share of the trust property only.

     There are risks in relation to flexible mortgage loans and personal secured loans which may adversely affect the funds available to pay the notes

     As described in "-- There may be risks associated with the fact that the mortgages trustee has no legal title to the mortgage loans and their related security, which may adversely affect payments on the notes" in this Annual Report, the seller has made (in respect of the mortgage portfolio) and will make (in respect of any new mortgage portfolio) an equitable assignment of (or, in the case of the Scottish mortgage loans, a transfer of the beneficial interest in) the relevant mortgage loans and mortgages to the mortgages trustee, with legal title being retained by the seller. Therefore, the rights of the mortgages trustee may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgage loans and the mortgages. Such set-off rights (including analogous rights in Scotland) may occur if the seller fails to advance a cash re-draw to a borrower under a flexible mortgage loan or a further draw to a borrower under a personal secured loan when the borrower is entitled to such cash re-draw or further draw.

     If the seller fails to advance the cash re-draw or further draw in accordance with the relevant mortgage loan, then the relevant borrower may set off any damages claim (or the exercise of analogous rights in Scotland) arising from the seller's breach of contract against the seller's (and, as equitable assignee of or holder of the beneficial interest in the mortgage loans and the mortgages, the mortgages trustee's) claim for payment of principal and/or interest under the flexible mortgage loan or personal secured loan as and when it becomes due. In addition, a borrower under a personal secured loan may attempt to set off any such damages claim (or the exercise of analogous rights in Scotland) against the seller's claim for payment of principal and/or interest under any other mortgage loan which the borrower has with the seller. Such set-off claims will constitute transaction set-off as described in the immediately preceding risk factor.

     The amount of the claim in respect of a cash re-draw or further draw will, in many cases, be the cost to the borrower of finding an alternative source of funds (although in the case of Scottish mortgage loans which are personal secured loans it is possible, though regarded as unlikely, that the borrower's rights of set-off could extend to the full amount of the relevant further draw). The borrower may obtain a mortgage loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative mortgage loan, he or she may have a claim in respect of other losses arising from the seller's breach of contract where there are special circumstances communicated by the borrower to the seller at the time the borrower entered into the mortgage or which otherwise were reasonably foreseeable.

     A borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim (or the exercise of analogous rights in Scotland). In that case, the administrator will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgement is obtained.

     The exercise of set-off rights by borrowers would reduce the incoming cash flow to the mortgages trustee during such exercise. However, the amounts set off will be applied to reduce the seller share of the trust property only.

     Further, there may be circumstances in which:

     o a borrower may seek to argue that certain re-draws are unenforceable by virtue of non-compliance with the Consumer Credit Act of 1974 ("CCA"); or

     o a borrower may seek to argue that personal secured loans may be unenforceable or unenforceable without a court order because of non-compliance with the CCA; or

     o certain re-draws or further draws may rank behind liens created by a borrower after the date upon which the borrower entered into its mortgage with the seller.

     The minimum seller share has been sized in an amount expected to cover these risks, although there is no assurance that it will. If the minimum seller share is not sufficient in this respect then there is a risk that noteholders may not receive all amounts due on the notes or that payments may not be made when due.

     If the administrator is removed, there is no guarantee that a substitute administrator would be found, which could delay collection of payments on the mortgage loans and ultimately could adversely affect payments on the notes

     The seller has been appointed by the mortgages trustee and the beneficiaries as administrator to service the mortgage loans. If the administrator breaches the terms of the administration agreement, then the mortgages trustee, Funding and the security trustee will be entitled to terminate the appointment of the administrator and to appoint a substitute administrator.

     There can be no assurance that a substitute administrator would be found who would be willing and able to service the mortgage loans on the terms of the administration agreement. In addition, as described under the third risk factor immediately succeeding this risk factor, any substitute administrator may be required to be authorized under The Financial Services and Markets Act 2000 once mortgage lending becomes a regulated activity. The ability of a substitute administrator fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute administrator may affect payments on the mortgage loans and hence the issuer's ability to make payments when due on the notes.

     Noteholders should note that the administrator has no obligation itself to advance payments that borrowers fail to make in a timely fashion.

     The mortgages trustee may not receive the benefit of claims made on the buildings insurance which could adversely affect payments on the notes

     The issuer cannot provide assurance that the mortgages trustee will always receive the benefit of any claims made under any applicable insurance contracts or that the amount received in the case of a successful claim will be sufficient to reinstate the property. This could reduce the principal receipts received by Funding according to the Funding share and could adversely affect the issuer's ability to make payments on the notes. Noteholders should note that buildings insurance is normally renewed annually.

     The mortgages trustee is not required to maintain mortgage indemnity insurance with the insurer, and the seller is not required to maintain the current level of mortgage indemnity insurance coverage for new mortgage loans that it originates in the future, which may adversely affect the funds available to pay the notes

     The mortgages trustee is not required to maintain a mortgage indemnity policy with the current insurer. The mortgages trustee has the discretion to contract for mortgage indemnity guarantee protection from any insurer then providing mortgage indemnity insurance policies or not to contract for such protection at all, subject to prior agreement with the rating agencies and their confirmation that this will not cause a reduction, qualification or withdrawal of the then current ratings of the notes.

     In addition, the seller is not required to maintain the same level of coverage under mortgage indemnity insurance policies for mortgage loans that it may originate in the future and assign to the mortgages trustee.

     Regulatory changes by the Office of Fair Trading, the FSA and any other regulatory authorities may have an impact on the seller, the mortgages trustee, Funding, the issuer, the mortgage loans and/or personal secured loans and may adversely affect the issuer's ability to make payments when due on the notes

     In the United Kingdom, the Office of Fair Trading ("OFT") is responsible for the issue of licenses under and the enforcement of the CCA, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom (except to the extent of the regulation of the market by the FSA under FSMA -- see below). The licensing regime under the CCA is different from, and additional to, the regime for authorisation under the FSMA.

     Regulation of mortgage lending in the united kingdom under the FSMA

     Mortgage lending in the United Kingdom became a regulated activity under the FSMA on October 31, 2004 ("N(m)").

     Certain provisions of the FSMA apply to a "regulated mortgage contract". A mortgage loan contract will be a regulated mortgage contract under the FSMA if it is originated after N(m) or originated prior to N(m) but varied after N(m) such that a new contract is entered into and if, at the time it is entered into: (a) the borrower is an individual or trustee, (b) the contract provides for the obligation of the borrower to repay to be secured by a first legal mortgage (or the Scottish equivalent) on land (other than timeshare accommodation) in the UK, and (c) at least 40% of that land is used, or is intended to be used, as or in connection with a dwelling by the borrower or (in the case of credit provided to trustees) by an individual who is a beneficiary of the trust, or by a related person. Therefore, the FSMA does not apply to a mortgage contract that is secured by a second or subsequent legal charge (or the Scottish equivalent) or is provided to a corporate body. The CCA may continue to apply to mortgage loans post N(m) where the mortgage loan does not satisfy the definition of a regulated mortgage contract but does fall within the criteria for regulation under the CCA as described below in this risk factor.

     On and from N(m), subject to any exemption, persons carrying on any specified regulated mortgage-related activities by way of business must be authorized by the FSA under the FSMA. The specified activities currently are
(a) entering into a regulated mortgage contract as lender, (b) administering a regulated mortgage contract (administering in this context means notifying borrowers of changes in mortgage payments and/or collecting payments due under the mortgage loan), (c) advising on regulated mortgage contracts, and (d) arranging regulated mortgage contracts. Agreeing to carry on any of these activities is also a regulated activity. If requirements as to, inter alia, authorization of lenders and brokers are not complied with, a regulated mortgage contract will be unenforceable against the borrower except with the approval of a court and the unauthorized person may commit a criminal offense. The regime under the FSMA regulating financial promotions covers the content and manner of promotion of agreements relating to qualifying credit, and by whom such promotions can be issued or approved. In this respect, the FSMA regime not only covers financial promotions of regulated mortgage contracts but also promotions of certain other types of secured credit agreements under which the lender is a person who carries on the regulated activity of entering into a regulated mortgage contract. Failure to comply with this regime is a criminal offense and will render the regulated mortgage contract or other secured credit agreement in question unenforceable against the borrower except with the approval of a court.

     An unauthorized person who carries on a regulated mortgage-related activity of administering or advising in respect of a regulated mortgage contract that has been validly entered into may commit an offense, although this will not render the contract unenforceable against the borrower. The mortgages trustee does not need to be an authorised person under the FSMA in order to acquire legal or beneficial title to a regulated mortgage contract. The mortgages trustee will not carry on the regulated activity of administering in relation to regulated mortgage contracts, where such contracts are administered pursuant to an administration agreement by an entity having the required FSA authorization and permission. If such administration agreement terminates, however, the mortgages trustee will have a period of not more than one month in which to arrange for mortgage administration to be carried out by a replacement administrator having the required FSA authorization and permission. In addition, on and from N(m) no variations may be made to the mortgage loans and no re-draws, further draws or further advances may be made under the mortgage loans, where this would result in the mortgages trustee arranging, advising on, administering or entering into a regulated mortgage contract or agreeing to carry on any of these activities, if the mortgages trustee would be required to be authorized under the FSMA to do so.

     Prior to N(m), there was only self-regulation of mortgage business in the UK under the Mortgage Code (the "CML Code") issued by the Council of Mortgage Lenders (the "CML"). The seller subscribed to the CML Code. Membership of the CML and compliance with the CML Code were voluntary. The CML Code set out a minimum standard of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties. Since April 30, 1998, lender-subscribers to the CML Code were not permitted to accept mortgage business introduced by intermediaries who were not registered with (before November 1, 2000 until October 31, 2004) the Mortgage Code Register of Intermediaries or (on and after November 1, 2000) the Mortgage Code Compliance Board. The CML Code ceased to have effect on N(m). Since N(m), as an authorized person the seller is subject to the FSA requirements in its
Mortgages: Conduct of Business Source Book ("MCoB"). MCoB sets out various requirements that a regulated mortgage lender must comply with when carrying on regulated mortgage-related activities. In particular, MCoB sets out requirements as to pre-application disclosures at offer stage, disclosures at the start of a regulated mortgage contract and responsible lending. A failure to comply with MCoB by a regulated mortgage lender, would not render the regulated mortgage contract unenforceable or void as against the borrower or constitute an offense by the regulated mortgage lender. A borrower who is a private person may have a right of action against the regulated mortgage lender where the borrower has suffered a loss as a result of the contravention.

     In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on the harmonization of the laws, regulations and administrative provisions of the member states concerning credit for consumers and surety agreements entered into by consumers.

     However, in October 2004 the European Commission adopted a modified proposal to incorporate many of the amendments called for by the European Parliament when it held its first vote on the directive in April 2004. In its current form, the proposal requires specified requirements to be met and restrictions observed in respect of loans secured on land for a sum not more than (euro)100,000, including new credit agreements for further drawings under certain flexible mortgages and further advances. The proposal provides that the directive will not apply retrospectively; however, it is unclear whether this will extend to new drawings and further advances made in respect of existing agreements.

     Member states will then have a further two years in which to bring into force national implementing legislation regulations and administrative provisions. The UK Department of Trade and Industry (the "DTI") is currently in consultation with consumer and industry organizations in relation to the modified proposal.

     Regulation of consumer credit lending in the United Kingdom

     Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual, (b) the amount of "credit" as defined in the CCA does not exceed the financial limit, which is (GBP)25,000 for credit agreements made on or after May 1, 1998, or lower amounts for credit agreements made before that date, and (c) the credit agreement is not an exempt agreement as specified in or under section 16 of the CCA (for example, certain types of credit to finance the purchase of, or alterations to, homes or business premises or a regulated mortgage contract under the FSMA (see above)). Some of the personal secured loans in the mortgage portfolio might be wholly or partly regulated or treated as such by the CCA. The loan agreement that evidences any such personal secured loan has to comply with requirements under the CCA as to content, layout and execution. If the contract does not comply, then to the extent that it is regulated or to be treated as such:

     (a) the contract relating to the personal secured loan is unenforceable if the form of agreement to be signed by the borrower is not signed by the borrower or omits or mis-states a "prescribed term"; or

     (b) in other cases, the contract relating to the personal secured loan is unenforceable without a court order and, in exercising its discretion whether to make the order, the court will take into account any prejudice suffered by the borrower and any culpability by the lender.

     If a court order is necessary to enforce some or part of a personal secured loan agreement in the mortgage portfolio to the extent that it is regulated or to be treated as such, then in dealing with such an application, the court has the power, if it appears just to do so, to amend the personal secured loan agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared). The CCA contains anti-avoidance provisions. The seller does not believe that these provisions would apply to the mortgage loans, and has represented that no mortgage loan agreement (apart from a personal secured loan documented as a regulated agreement subject to the CCA) is wholly or partly regulated by the CCA or to be treated as such.

     In November 2002, the DTI announced its intention that a credit agreement will be regulated by the CCA where, for credit agreements made after this change is implemented: (a) the borrower is or includes an individual, save for partnerships of four or more partners, (b) irrespective of the amount of credit (although in July 2003, the DTI announced its intention that the financial limit will remain for certain business-to-business lending), and (c) the credit agreement is not an exempt agreement. If this change is implemented, then any new loan or further advance made after this time, other than under a regulated mortgage contract under the FSMA or an exempt agreement under the CCA, will be regulated by the CCA. Such agreement relating to the loan or further advance will have to comply with requirements as to the form and content of the credit agreement and, in certain cases, new requirements for pre-contract disclosure of key information. If it does not comply, the agreement will be unenforceable against the borrower. A white paper on consumer credit was published by the DTI in December 2003. The white paper was accompanied by a consultation on draft regulations.

     Following the consultation process, a number of finalized regulations have been laid before Parliament since June 2004. Those include amongst others, regulations governing consumer credit advertising; the form and content of regulated consumer credit agreements; requirements for pre-contract disclosure; and the rebate of interest charges to which a borrower will be entitled on early settlement of regulated consumer credit agreements. The new regulations relating to advertising came into effect on October 31, 2004. The regulations relating to form and content of regulated consumer credit agreements are due to come into effect on May 31, 2005, or August 31, 2005 for agreements that have been presented, sent or made available to the borrower but have not been executed before May 31, 2005. Regulations on pre-contract disclosure are due to take effect from May 31, 2005. The regulations on early settlement introduce revised formulae for calculating the minimum rebate of interest to which the borrower is entitled on an early settlement of a loan made under a regulated consumer credit agreement, which are anticipated to be more favourable to the borrower than the existing formulae. The new formulae come into force on May 31, 2005 for all regulated consumer credit agreements entered into on or after that date. For all regulated consumer credit agreements existing on May 31, 2005, the new formulae will apply from May 31, 2007 for all such agreements which were originally for a term of 10 years or less, and from May 31, 2010 for all such agreements which were originally for a term of more than 10 years.

     The Consumer Credit Bill was introduced into Parliament on December 16, 2004. The bill, if enacted, would amend the CCA and the main provisions covered by the bill include: (a) removing the financial limit for consumer lending, whilst retaining the limit of (GBP)25,000 for lending for business purposes to individuals, unincorporated bodies and partnerships of up to 3 partners; (b) strengthening the licensing regime; (c) reforming the law on extortionate credit as it applies to both new and existing regulated consumer credit agreements; and (d) introducing alternative dispute resolution procedures outside the courts for consumer credit agreements. At present there is no indication as to when the Consumer Credit Bill is likely to be enacted, or if it will be enacted in its current form.

     So as to avoid dual regulation on and from N(m), all mortgage loans regulated by the FSA are not covered by the CCA. This carve-out only affects mortgage loans entered into on or after N(m) (or entered into before N(m) but varied on or after that date such that a new contract is formed). In respect of mortgage loans entered into prior to N(m) (which have not been so varied) the CCA will continue to be the relevant legislation. A mortgage contract that would (except for the carve-out) be regulated under the CCA or treated as such will, however, only be enforceable on an order of the court pursuant to section 126 of the CCA, notwithstanding regulation under the FSMA.

     No assurance can be given that additional regulations will not arise with regard to the mortgage market in the United Kingdom generally, the seller's particular sector in that market or specifically in relation to the seller. Any such action or developments, in particular, but not limited to, the cost of compliance, may have a material adverse effect on the seller, the mortgages trustee and/or the administrator and their respective businesses and operations. This may adversely affect the issuer's ability to make payments in full when due on the notes.

     Regulations in the United Kingdom could lead to some terms of the agreements relating to the mortgage loans and personal secured loans being unenforceable, which may adversely affect payments on the notes

     In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1994 applied to all of the mortgage loans that were entered into between July 1, 1995 and September 30, 1999. These regulations were revoked and replaced by the Unfair Terms in Consumer Contracts Regulations 1999 ("UTCCR") on October 1, 1999, which apply to all the mortgage loans as of that date. The UTCCR generally provide that:

     o a borrower may challenge a term in an agreement on the basis that it is an "unfair" term within the regulations and therefore not binding on the borrower; and

     o the OFT and any "qualifying body" (as defined in the regulations, such as the FSA) may seek to prevent a business from relying on unfair terms.

     This will not generally affect "core terms" which set out the main subject matter of the contract, such as the borrower's obligation to repay principal. However, it may affect terms that are not considered to be core terms, such as the right of the lender to vary the interest rate. For example, if a term permitting a lender to vary the interest rate is found to be unfair, the borrower will not be liable to pay interest at the increased rate or, to the extent that she or he has paid it, will be able, as against the lender or the mortgages trustee, to claim repayment of the extra interest amounts paid or to set-off the amount of such claim against the amount owing by the borrower under the mortgage loan. Any such non-recovery, claim or set-off ultimately may adversely affect the issuer's ability to make payments on the notes such that the payments on the notes could be reduced or delayed.

     On February 24, 2000, the OFT issued a guidance note on what the OFT considered to be fair and unfair terms for interest variation in mortgage loan contracts. Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender's control, and if the borrower is locked in, for example by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the borrower in writing at least 30 days before the rate change and (ii) permits the borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge. The seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the mortgage loans or its business. The guidance note has been withdrawn from the OFT website. The FSA has agreed with the OFT to take responsibility for the enforcement of the UTCCR insofar as they apply to regulated mortgage contracts. The guidance note is currently under review by the OFT and the FSA, but there is no indication as to when this review is likely to be concluded or what changes, if any, may arise from it.

     In August 2002 the Law Commission for England and Wales and the Scottish Law Commission published a Joint Consultation Paper proposing changes to the UTCCR, including harmonizing provisions of the UTCCR and the Unfair Contract Terms Act 1977, applying the UTCCR to business-to-business contracts and revising the UTCCR to make it "clearer and more accessible". The closing date for comments on this consultation was November 8, 2002 and a final report (together with a draft Bill) is expected to be published early in 2005. No assurances can be given that changes to the UTCCR, if implemented, will not have an adverse effect on the seller, the mortgages trustee and/or the administrator.

     Under the FSMA, the Financial Ombudsman Service (the "Ombudsman") is required to make decisions on (among other things) complaints relating to the terms in agreements on the basis of what, in the Ombudsman's opinion, would be fair and reasonable in all circumstances of the case, taking into account (among other things) law and guidance. Complaints brought before the Ombudsman for consideration must be decided on a case-by-case basis, with reference to the particular facts of any individual case. Each case would first be adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman. The Ombudsman may make a money award to a borrower, which may adversely affect the value at which mortgage loans could be realized and accordingly the issuer's ability to make payments in full when due on the notes.

     The mortgages trustee's entitlement to be indemnified for liabilities undertaken during the enforcement process may adversely affect the funds available to Funding to pay amounts due under the intercompany loan, which may in turn adversely affect the funds available to pay the notes

     In order to enforce a power of sale in respect of a mortgaged property, the relevant mortgagee (which may be Northern Rock, the mortgages trustee or any receiver appointed by the security trustee) must first obtain possession of the mortgaged property unless the property is vacant. Possession is usually obtained by way of a court order although this can be a lengthy process and the mortgagee must assume certain risks. Each of the mortgages trustee and the security trustee and any receiver appointed by it is entitled to be indemnified to its satisfaction against personal liabilities which it could incur if it were to become a mortgagee in possession before it is obliged to seek possession, provided that it is always understood that the security trustee is never obliged to enter into possession of the mortgaged property.

     The European Union Directive on the Taxation of Savings Income

     The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that member states will be required from July 1, 2005, to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

     Withholding tax payable by Funding or the issuer may adversely affect the issuer's ability to make payments on the notes

     In the event any withholding or deduction for or on account of taxes is imposed on or is otherwise applicable to payments of interest on or repayments of principal of the notes or the loan tranches, Funding is not obliged to gross-up or otherwise compensate us for the lesser amount we will receive and we are not obliged to gross-up or otherwise compensate you for the lesser amounts you will receive, in each case, as a result of such withholding or deduction.

     If the United Kingdom joins the European Monetary Union prior to the maturity of the notes, the issuer cannot assure noteholders that this would not adversely affect payments on the notes

     It is possible that prior to the maturity of the notes the United Kingdom may become a participating member state in the European economic and monetary union and the euro may become the lawful currency of the United Kingdom. In that event, (a) all amounts payable in respect of any notes denominated in pounds sterling may become payable in euro; (b) applicable provisions of law may allow or require the issuer to re-denominate such notes into euro and take additional measures in respect of such notes; and (c) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in pounds sterling used to determine the rates of interest on such notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect a borrower's ability to repay its loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors in the notes.

     The noteholders' interests may be adversely affected by a change of law in relation to UK withholding tax

     The structure of the issue of the notes and the ratings which are to be assigned to them are based on English law, Scottish law, Jersey law and New York law and administrative practice in effect as at the date of this prospectus. No assurance can be given as to the impact of any possible change to English law, Scottish law, Jersey law or New York law or administrative practice after the date of this prospectus, nor can any assurance be given as to whether any such change could adversely affect our ability to make payments in respect of the notes.

     The implementation of changes to the Basel Capital Accord and the EU regulatory capital framework may result in changes to the risk-weighting of the notes

     In June 1999, the Basel Committee on Banking Supervision (the "Basel Committee") issued proposals for reform of the 1988 Capital Accord and proposed a new capital adequacy framework which would place enhanced emphasis on risk- sensitivity and market discipline. Following an extensive consultation period, the Basel Committee published the "International Convergence of Capital Measurement and Capital Standards: A Revised Framework" (the "New Basel Capital Accord") on June 26, 2004, with an intended implementation date of year-end 2006. On July 14, 2004, the European Commission published its consultation paper on the EU's implementation of the New Basel Capital Accord (known as the "Capital Requirements Directive"). The various approaches under the framework set out in the Capital Requirements Directive will be implemented in the EU in stages, some from year-end 2006, and the most advanced at year-end 2007. The implementation of the New Basel Capital Accord or the Capital Requirements Directive, as applicable, could affect the risk-weighting of the notes in respect of investors which are subject to regulatory capital requirements. Consequently, noteholders should consult their own advisers as to the consequences to and effect on noteholders of the implementation of the New Basel Capital Accord or the Capital Requirements Directive, as applicable. The issuer cannot predict the precise effects of potential changes which might result from the implementation by national regulators of the New Basel Capital Accord or the Capital Requirements Directive.

     Noteholders will not receive physical notes, which may cause delays in distributions and hamper the noteholders' ability to pledge or resell the notes

     Unless the global note certificates are exchanged for individual note certificates, which will only occur under a limited set of circumstances, the noteholders' beneficial ownership of the notes will only be registered in book-entry form with DTC, Euroclear or Clearstream, Luxembourg. The lack of physical notes could, among other things:

     o result in payment delays on the notes because the issuer will be sending distributions on the notes to DTC instead of directly to noteholders;

     o make it difficult for noteholders to pledge or otherwise grant security over the notes if physical notes are required by the party demanding the pledge or other security; and

     o hinder the noteholders' ability to resell the notes because some investors may be unwilling to buy notes that are not in physical form.

     If the noteholders have a claim against the issuer, it may be necessary for the noteholders to bring suit against the issuer in England to enforce the noteholders' rights

     The issuer has agreed to submit to the non-exclusive jurisdiction of the courts of England, and it may be necessary for the noteholders to bring a suit in England to enforce their rights against the issuer.

     Provisions of the Insolvency Act 2000 could delay enforcement of noteholders' rights in the event of the insolvency of the issuer or an insolvency of Funding

     The Insolvency Act 2000 amended the Insolvency Act 1986 to provide that certain "small" companies (which are defined by reference to certain tests relating to a company's balance sheet, turnover and number of employees) will be able to seek protection from their creditors for a period of up to 28 days with the option for creditors to extend the moratorium for a further two months. The position as to whether or not a company is a "small" company may change from period to period and consequently no assurance can be given that the issuer or Funding will, at any given time, be determined to be a "small" company. The Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for "small" companies and can make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of noteholders.

     However, the Insolvency Act 1986 (Amendment) (No.3) Regulations 2002 (Statutory Instrument 2002 No. 1990) provides for an exception to the "small" companies moratorium provisions if the company is party to an arrangement which is or forms part of a capital market arrangement under which (i) a party has incurred, or when the arrangement was entered into was expected to incur, a debt of at least (GBP)10 million under the arrangement and (ii) the arrangement involves the issue of a capital market investment. The issuer believes that it will fall within this exception and that the moratorium provisions will not apply to it. However, the issuer takes the view that the exception will not cover Funding and there is therefore a risk that it may be the subject of a "small" companies moratorium under the Insolvency Act 2000. It should be borne in mind that the moratorium merely delays the enforcement of security whilst the moratorium is in effect (a maximum of three months), it does not void or in any way negate the security itself.

Risks relating to the introduction of International Financial Reporting
Standards

     The issuer's UK corporation tax position depends to a significant extent on the accounting treatment applicable to it. From January 1, 2005, the issuer's accounts are required to comply with International Financial Reporting Standards ("IFRS") or with new UK Financial Reporting Standards reflecting IFRS ("New UK GAAP"). Funding may also choose to comply with IFRS. There is a concern that companies such as the issuer, might, under either IFRS or new UK GAAP, suffer timing differences that could result in profits or losses for accounting purposes, and accordingly for tax purposes, which bear little or no relationship to the company's cash position. However, draft legislation has been published to be included in the Finance Act 2005 which, if enacted, would allow "securitization companies" to prepare tax computations for accounting periods ending not later than March 31, 2006 on the basis of UK GAAP as applicable up to December 31, 2004, notwithstanding any requirement to prepare statutory accounts under IFRS or new UK GAAP. The issuer (but, currently, not Funding) is likely to be a "securitization company" for these purposes on the basis of the current draft legislation.

     The draft legislation remains subject to change and withdrawal until enacted and as currently drafted does not apply to accounting periods ending after March 31, 2006. The stated policy of the Inland Revenue is that the tax neutrality of securitization special purpose companies in general should not be disrupted as a result of the transition to IFRS and that they are working with participants in the securitization industry to identify appropriate means of preventing any such disruption. However, if the draft legislation is changed (or continues, notwithstanding the stated policy of the Inland Revenue, not to apply to Funding) or if further extensions or measures are not introduced by the Inland Revenue to deal with accounting periods ending after March 31, 2006, then the issuer may be required to recognize profits or losses as a result of the application of IFRS or new UK GAAP which could have tax effects not contemplated in the cashflows for the transaction and as such adversely affect the issuer and therefore noteholders.





Item 4. Information on the Company

     A.   History and development of the company

     The issuer
     ----------

     The issuer was incorporated in England and Wales as a public company limited by shares under the Companies Act 1985 on July 1, 2004 with registered number 5168395. The registered office of the issuer is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England. The issuer issued the notes on September 22, 2004. Information concerning the notes can be found in the various filings made by the issuer with the SEC on Form 6-K listed in Item 3, Sub-part A above, which have been incorporated herein by reference and are attached hereto as exhibits.

     Funding
     -------

     Funding was incorporated as a private limited company in Jersey, Channel Islands on February 14, 2001 with registered number 79308. The registered office of Funding is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. Funding has been registered, under Schedule 21A to the Companies Act 1985, as having established a branch in England and Wales on February 19, 2001. Its registered overseas company number is FC022999 and branch number is BR005916. The branch address is at 69 Park Lane, Croydon CR9 1TQ. Funding entered into the intercompany loan agreement with the issuer on January 28, 2004.

     The mortgages trustee
     ---------------------

     The mortgages trustee was incorporated as a private limited company in Jersey, Channel Islands on February 14, 2001 with registered number 79309. The registered office of the mortgages trustee is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

     B.   Business overview

     The issuer
     ----------

     The issuer's activities principally comprise the issue of the notes, the making of the intercompany loan to Funding pursuant to the intercompany loan agreement, the entering into all documents relating to such issue and such intercompany loan to which it is expressed to be a party and the exercise of related rights and powers and other activities referred to in the prospectus relating to the notes or reasonably incidental to those activities.

     Funding
     -------

     Funding's activities principally comprise the establishment of new issuers, the entering into intercompany loan agreements with the other issuers, entering into new intercompany loan agreements with any new issuers, the entering into all documents relating to the establishment of new issuers and relating to the intercompany loans made by the previous issuers, the issuer and any new issuer to which it is expressed to be a party and the exercise of related rights and powers and other activities (such prospectus contained in the Granite Mortgages 04-3 Registration Statement), applying for a standard license under the CCA, applying for registration under the Data Protection Act 1998 and other matters which are incidental or ancillary to those activities.

     The mortgages trustee
     ---------------------

     The mortgages trustee's activities principally comprise those activities incidental to the settlement of the trust property on the mortgages trustee, the holding of the trust property on trust for the seller and Funding under the terms of the mortgages trust deed, the authorization of the transaction documents to which it is a party relating to the previous notes, the notes, any notes issued by the previous issuers and any notes issued by any new issuers, applying for a standard license under the CCA, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to those activities.

     C.   Organizational structure

     The issuer
     ----------

     The issuer is organized as a special purpose company and has no subsidiaries. The issuer's authorized share capital comprises 50,000 ordinary shares of (GBP)1 each. The issuer's issued share capital comprises 50,000 ordinary shares of (GBP)1 each (of which (GBP)12,500 is paid up), all of which are beneficially owned by Funding. The seller does not own directly or indirectly any of the share capital of the issuer.

     Funding
     -------

     Funding is organized as a special purpose company and has no subsidiaries other than the other issuers, although it is expected that, subject to certain conditions, Funding will establish new issuers from time to time to issue new notes. Each such new issuer will be a subsidiary of Funding. The authorized share capital of Funding as at December 31, 2004 comprised 200,000 ordinary shares of (GBP)1 each. The issued share capital of Funding as at December 31, 2004 comprised 125,000 ordinary shares of (GBP)1 each, all of which are beneficially owned by Granite Finance Holdings Limited ("Holdings"). The seller does not own directly or indirectly any share capital of Funding.

     The mortgages trustee
     ---------------------

     The mortgages trustee is organized as a special purpose company and has no subsidiaries. The authorized share capital of the mortgages trustee as at December 31, 2004 comprised 10,000 ordinary shares of (GBP)1 each. The issued share capital of the mortgages trustee as at December 31, 2004 comprised 10 ordinary shares of (GBP)1 each, all of which are beneficially owned by Holdings. The seller does not own directly or indirectly any share capital of the mortgages trustee.

     D.   Property, plants and equipment

     The issuer
     ----------

     The property of the issuer consists of its rights and claims in respect of all security and other rights held on trust by the security trustee pursuant to the Funding deed of charge, its right, title and interest and benefit in the transaction documents to which it is a party, including the intercompany loan agreement, the Funding deed of charge, and each of the foregoing agreements to which the issuer is a party: the related swap agreement, the related paying agent and agent bank agreement, the related subscription agreement, the related underwriting agreement, the related corporate services agreement, the issuer bank account agreement, the issuer cash management agreement, the issuer trust deed, its right, title and interest and benefit in the issuer transaction accounts and each other account (if any) of the issuer, and all amounts standing to the credit of those accounts (including all interest earned on such amounts) and its right, title, interest and benefit in all authorized investments made by or on behalf of the issuer, including all monies and income payable under those investments.

     Funding
     -------

     The property of Funding consists of its interest in the trust property held by the mortgages trustee together with amounts available under the Funding reserve fund and (in specified circumstances and for specified purposes) the issuer's reserve fund, the other issuers' reserve funds, the issuer's liquidity reserve fund (if required to be established) and the other issuer's liquidity reserve fund (if required to be established) and its right to receive certain payments of principal and interest from the trust property controlled by the mortgages trustee.

     The mortgages trustee
     ---------------------

     The trust property includes the mortgage portfolios and the related security that the seller has assigned to the mortgages trustee on initial closing date and each assignment date, and will also include each new mortgage portfolio and the related security that the seller assigns to the mortgages trustee in the future, including any permitted replacement mortgage loan in respect of any permitted product switch and any income generated by the mortgage loans or their related security on or after the relevant assignment date (excluding third party amounts). In addition, re-draws made under flexible mortgage loans and further draws that have been made under personal secured loans, in each case that were assigned to the mortgages trustee, also form part of the existing trust property. The trust property also includes any contribution paid by either beneficiary to the mortgages trustee (until the relevant funds are applied by the mortgages trustee in accordance with the mortgages trust deed) and any money in the mortgages trustee transaction account and the mortgages trustee guaranteed investment contract, or GIC account. The mortgages trustee GIC account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. The composition of the trust property fluctuates as re-draws under flexible mortgage loans, further draws under personal secured loans, future further advances and new mortgage loans are added to the mortgages trust and as the mortgage loans that are already part of the trust property are repaid or mature or are purchased by the seller.

Item 5. Operating and Financial Review and Prospects

     A.   Operating results

          Not Applicable

     B.   Liquidity and capital resources

          Not Applicable

     C.   Research and development, patents and licenses, etc.

          Not Applicable

     D.   Trend information

          Not Applicable

     E.   Off-balance Sheet Arrangements

          Not Applicable

     F.   Tabular Disclosure of Contractual Obligations

          Not Applicable

     G.   Safe Harbor

          Not Applicable

Item 6. Directors, Senior Management and Employees

     A.   Directors and Senior Management

     The following sets out the names, business addresses and business occupations of the directors of the issuer, Funding and the mortgages trustee. Because each of the issuer, Funding and the mortgages trustee is organized as a special purpose company and are largely passive, it is expected that the directors of each entity in that capacity will manage its operations to the extent necessary.

     The issuer
     ----------

         The directors of the issuer and their respective business addresses and principal activities or business occupations are:


                                                   Principal Activities/Business
Name                      Business Address         Occupation
------------------------  -----------------------  -----------------------------
Keith McCallum Currie     Northern Rock House      Treasury Director of
                          Gosforth                 Northern Rock plc
                          Newcastle upon Tune
                          NE3 4PL


L.D.C. Securitisation     Fifth Floor              Acting as corporate
Director No. 1 Limited    100 Wood Street          directors of special
                          London                   purposes companies
                          EC2V 7EX

L.D.C. Securitisation     Fifth Floor              Acting as corporate
Director No. 2 Limited    100 Wood Street          directors of special
                          London                   purposes companies
                          EC2V 7EX

     Keith McCallum Currie is an employee of the seller.

     The company secretary of the issuer is:


Name                            Business Address
------------------------------  ------------------------------------------------
Law Debenture Corporate         Fifth Floor, 100 Wood Street, London EC2V 7EX
Services Limited

     The directors of L.D.C. Securitisation Director No. 1 Limited and L.D.C. Securitisation Director No. 2 Limited and their principal activities or business occupations are:

                                                         Principal Activities/Business
Name                      Business Address               Occupation
------------------------  -----------------------------  ----------------------------------
Law Debenture             Fifth Floor, 100 Wood Street,  Provision of directors for special
Securitisation Services   London EC2V 7EX                purpose vehicles
Limited

     The affairs of L.D.C. Securitisation Director No. 1 Limited., L.D.C. Securitisation Director No. 2 Limited and Law Debenture Securitisation Services Limited are represented by, among others, Denyse Monique Anderson, Julian Robert Mason-Jebb and Richard David Rance each of whose business address is at Fifth Floor, 100 Wood Street, London EC2V 7EX and each of whose principal activities are as director of The Law Debenture Trust Corporation p.l.c.

     Funding
     -------

     The directors of Funding and their respective business addresses and principal activities or business occupations are:

                                                         Principal Activities/Business
Name                      Business Address               Occupation
------------------------  -----------------------------  ----------------------------------
Keith McCallum Currie     Northern Rock House            Treasury Director of
                          Gosforth                       Northern Rock plc
                          Newcastle upon Tune
                          NE3 4PL

Robert William Short      69 Park Lane                   Director of Onshore Administration
                          Croydon                        Administration Mourant
                          CR9 1TQ                        International Finance
Jonathan David Rigby      4 Royal Mint Court             Advocate
                          London
                          EC3N 4HJ

     Keith McCallum Currie is an employee of the seller.

     The company secretary of Funding is:

Name                      Business Address
------------------------  -----------------------------------------------------
Mourant & Co. Capital     69 Park Lane
Secretaries Limited       Croydon
                          CR9 1TQ


     The mortgages trustee
     ---------------------

     The directors of the mortgages trustee and their respective business addresses and principal activities or business occupations are:


                                                         Principal Activities/Business
Name                      Business Address               Occupation
------------------------  -----------------------------  ----------------------------------
Nicola Claire Davies      22 Grenville Street,           Advocate
                          St.  Helier
                          Jersey JE4 8PX






                                                         Principal Activities/Business
Name                      Business Address               Occupation
------------------------  -----------------------------  ----------------------------------
                          Channel Islands

Julia Anne Jennifer       22 Grenville Street,           Solicitor
Chapman                   St.  Helier
                          Jersey JE4 8PX
                          Channel Islands

Richard Gough             22 Grenville Street,           Corporate Administration
                          St.  Helier                    Manager
                          Jersey JE4 8PX
                          Channel Islands

Daniel Le Blancq          22 Grenville Street,           Corporate Administration
                          St.  Helier                    Manager
                          Jersey JE4 8PX
                          Channel Islands





The company secretary of the mortgages trustee is:

Name                      Business Address
------------------------  -----------------------------------------------------
Mourant & Co.             22 Grenville Street
Secretaries Limited       St.  Helier
                          Jersey JE4 8PX
                          Channel Islands



B.   Compensation

     The issuer
     ----------

     In accordance with the corporate services agreement, the seller and the corporate services provider will each provide directors and other corporate services for the issuer in consideration for the payment of a separate annual fee payable by the issuer to the corporate services provider. No other remuneration is paid to any director or officer in connection with such director's or officer's activities on behalf of the issuer.

     Funding
     -------

     In accordance with a corporate services provider agreement dated 26 March 2001 (as amended and restated on 28 September 2001) (the "Funding corporate services provider agreement") between Funding and Mourant & Co. Capital (SPV) Limited (the "Funding corporate services provider") the Funding corporate services provider has agreed to provide directors and other corporate services for Funding in consideration for the payment of fees as specified in the Funding corporate services provider agreement. No other remuneration is paid to any director in connection with such director's activities on behalf of Funding.

     The mortgages trustee
     ---------------------

     In accordance with the provisions of a mortgages trustee corporate services agreement dated 26 March 2001 (the "mortgages trustee corporate services agreement") made between the mortgages trustee and Mourant & Co. Limited (the "mortgages trustee corporate services provider"), the mortgages trustee corporate services provider has agreed to provide directors and other corporate services for the mortgages trustee in consideration for the payment of fees as specified in the mortgages trustee corporate services agreement. No other remuneration is paid to any director in connection with such director's activities on behalf of the mortgages trustee.


     C.   Board practice

          Not Applicable

     D.   Employees

          None of the issuer, Funding or the mortgages trustee has any employees.

     E.   Share ownership

          Not Applicable

Item 7. Major Shareholders and Related Party Transactions

     A.   Major shareholders

     The issuer
     ----------

     The issuer is wholly owned by Funding.

     Funding
     -------

     Funding is wholly owned by Holdings.

     The mortgages trustee
     ---------------------

     The mortgages trustee is wholly owned by Holdings.

     B.   Related party transactions

     Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. The issuer is a subsidiary of Funding and therefore is a related party. The issuer has made an intercompany loan to Funding. The proceeds of the intercompany loan were used by Funding to purchase additional beneficial interests in the trust property held on trust by the mortgages trustee for the benefit of the beneficiaries. The intercompany loan is repaid by Funding from amounts received by Funding from its beneficial interest in the trust property. Amounts received by the issuer from Funding under the intercompany loan are used by the issuer to make payments of interest and principal under the notes.

     The issuer
     ----------

     The issuer, which is a special purpose company, is controlled by its board of directors, which consists of three directors. Two of the issuer's three directors are provided by Law Debenture Corporate Services Limited, the principal activity of which is providing directors and corporate management for special purpose companies. The third director of the issuer is an employee of

Northern Rock plc. The Company pays a corporate services fee pursuant to a corporate services agreement to Law Debenture Corporate Services Limited in connection with its provision of corporate management services. The fees payable to these directors for providing their services are immaterial in the context of this Annual Report.

     The total amount paid by the issuer to Northern Rock plc as cash management fees from July 1, 2004 through December 31, 2004 was (GBP)22,534 (or approximately $40,996(4)). Although one of the three directors of the issuer is an employee of Northern Rock plc, Northern Rock plc does not own any share capital of the issuer.

     Funding
     -------

     Funding, which is a special purpose company, is controlled by its board of directors, which consists of three directors. Two of Funding's three directors are provided by the Funding corporate services provider, the principal activity of which is providing directors and corporate management for special purpose companies. The third director of Funding is an employee of Northern Rock plc. Funding pays a corporate services fee pursuant to the Funding corporate services agreement to the Funding corporate services provider in connection with its provision of corporate management services. The fees payable to these directors for providing their services are immaterial in the context of this Annual Report.

     The total amount paid by Funding to Northern Rock plc as cash management fees from January 1, 2004 through December 31, 2004 was (GBP)100,548 (or approximately $182,927(4)). Although one of the three directors of Funding is an employee of Northern Rock plc, Northern Rock plc does not own any share capital of Funding.

     Northern Rock plc is the interest rate swap provider in connection with the notes. Northern Rock plc is one of a number of counterparties used by the issuer in the normal course of their business. Any transaction undertaken by a counterparty is carried out at arms' length and on commercial terms and conditions. Northern Rock plc does not hold any share capital of Funding.

     The mortgages trustee
     ---------------------

     The mortgages trustee, which is a special purpose company, is controlled by its board of directors, which consists of four directors. Two of the mortgages trustee's four directors are partners of Mourant du Feu & Jeune, the legal adviser to the mortgages trustee as to matters of Jersey law, and are shareholders of Mourant Limited, the ultimate owner of Mourant & Co. Limited to which fees are payable for providing corporate administration services to the mortgages trustee, including the provision of a secretary through its subsidiary company, Mourant & Co. Secretaries Limited. These same two directors also serve as directors for both Mourant & Co. Limited and Mourant & Co. Secretaries Limited. The other two directors are employees of Mourant Limited and one of the other two directors is an associate director of Mourant & Co. Limited, the parent company of Mourant & Co. Secretaries Limited. The fees payable to these directors for providing their services are immaterial in the context of this Annual Report.

     The total amount paid by the mortgages trustee to Northern Rock plc as fees for administering the mortgage portfolio from January 1, 2004 through December 31, 2004 was (GBP)14,358,289 (or approximately $26,122,035(4)).
Northern Rock plc does not own any share capital of the mortgages trustee.

     C.   Interests of experts and counsel.

     Not Applicable to Annual Reports Filed on Form 20-F

---------
(4) This translation of pounds sterling into U.S. dollars was made at a rate of (GBP)0.5497 = $1.00 which was the sterling/dollar exchange rate as reported in the Financial Times as of June 6, 2005.

Item 8. Financial Information

     Not Applicable.



Item 9. The Offer and Listing.

     A.   Offer and listing details

     Not Applicable

     B.   Plan of distribution

     Not Applicable to Annual Reports Filed on Form 20-F

     C.   Markets

     The principal trading market for each class of notes is the London Stock Exchange. The notes have been listed on the London Stock Exchange since September 22, 2004.

     D.   Selling shareholders

     Not Applicable to Annual Reports Filed on Form 20-F

     E.   Dilution

     Not Applicable to Annual Reports Filed on Form 20-F

     F.   Expenses of the issue

     Not Applicable to Annual Reports Filed on Form 20-F

Item 10. Additional Information

     A.   Share capital

     Not Applicable to Annual Reports Filed on Form 20-F

     B.   Memorandum and articles of association

     The memorandum and articles of association for each of the issuer, Funding and the mortgages trustee are incorporated by reference from the Granite Mortgages 04-3 Registration Statement. Please also see the description of the issuer, Funding and the mortgages trustee set forth in the Granite Mortgages 04-3 Registration Statement.

     C.   Material contracts

     Not applicable other than with respect to contracts relating to the notes, which were described in the Granite Mortgages 04-3 Registration Statement.

     D.   Exchange controls

     None

     E.   Taxation

     United Kingdom Taxation
     -----------------------

     The following section summarizes the material UK tax consequences of the purchase, ownership and disposition of the notes based on current law and practice in the UK. Sidley Austin Brown & Wood, UK tax advisers to the issuer ("UK tax counsel"), has prepared and reviewed this summary and the opinions of UK tax counsel are contained in this summary. The summary assumes that the representations made by each of Funding and the issuer, respectively, to UK tax counsel that the profit in Funding's profit and loss account will not exceed 0.01% of the Funding available revenue receipts, that the profit in the issuer's profit and loss account will not exceed 0.01% of the interest on the intercompany loan are correct. It further assumes that all payments made pursuant to the final documentation are calculated on arms' length terms. The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the notes. It relates to the position of persons who are the absolute beneficial owners of notes such as individuals, partnerships and non-financial trade corporate entities, and may not apply to certain classes of persons such as financial trade corporate entities (such as banks, securities dealers and securities brokers), investment managers, insurance companies, pension funds and UK unit and investment trusts. UK tax counsel suggests that Noteholders should consult their own tax adviser if uncertain of their current tax position.

     Taxation of US residents

     As discussed in more detail under "Withholding tax" below, UK tax counsel is of the opinion that a noteholder who is resident in the US for US tax purposes may obtain payment of interest on his notes without deduction of UK tax if and for so long as the notes are listed on a "recognised stock exchange". If the notes cease to be listed on a recognised stock exchange, an amount must generally be withheld on account of UK income tax at the lower rate (currently 20%), from interest paid on them subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

     Residents of the US are generally not subject to tax in the UK on payments of interest on the notes under the double taxation treaty between the US and the UK, subject to completion of administrative formalities, except where the notes are effectively connected with a permanent establishment or a fixed base of the noteholder situated in the UK. The benefit of the double taxation treaty between the US and the UK is excluded in respect of any interest paid under, or as part of, a conduit arrangement and is also subject to comprehensive limitation on benefits provisions.

     In addition, UK tax counsel is of the opinion that, as discussed in more detail under "- Direct assessment of non-UK resident holders of notes to UK tax on interest" below, a noteholder who is resident in the US for US tax purposes and who is not resident in the UK for UK tax purposes will not be subject to UK tax (other than any withholding tax, as regards which see above) in respect of any payments on the notes unless they are held by or for a trade, profession or vocation carried on by him through a branch or agency (or, in the case of a noteholder which is a company, for a trade carried on by it through a permanent establishment) in the UK.

     It is the opinion of UK tax counsel that US resident noteholders will not be liable to UK tax in respect of a disposal of the notes provided they are not within the charge to UK corporation tax and (i) are not resident or ordinarily resident in the UK, and (ii) do not carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest is received or to which the notes are attributable.

     It is the opinion of UK tax counsel that, as discussed in more detail below under "UK taxation of Funding and the issuer", Funding and the issuer will generally be subject to UK corporation tax, currently at a rate of 30%, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.

     It is the opinion of UK tax counsel that, as discussed in more detail below under "UK taxation of the mortgages trustee", the mortgages trustee will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

     Except as described in the preceding paragraphs (and as further developed in the corresponding opinions below), UK tax counsel will render no opinions relating to the notes, the parties to the transaction, or any aspects of the transaction.

     Withholding tax

     For so long as the notes are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the London Stock Exchange plc is such a recognised stock exchange for this purpose) interest payments on each of the notes will be treated as a "payment of interest on a quoted Eurobond" within the meaning of section 349 of the Income and Corporation Taxes Act 1988. Under an Inland Revenue interpretation, securities will be regarded as listed on a recognised stock exchange if they are listed by a competent authority in a country which is a member state of the European Union or which is part of the European Economic Area and are admitted to trading on a recognised stock exchange in that country. In these circumstances, payments of interest on the notes may be made without withholding or deduction for or on account of UK income tax irrespective of whether the notes are in global form or in definitive form.

     If the notes cease to be listed on a recognised stock exchange, an amount must be withheld on account of UK income tax at the lower rate (currently 20%) from interest paid on the notes, subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or to the interest being paid to the persons (including companies within the charge to UK corporation tax) and in the circumstances specified in sections 349A to 349D of the Income and Corporation Taxes Act 1988.

     The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that member states will be required from a date not earlier than January 1, 2005, to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

     Payments of interest and principal with respect to the notes will be subject to any applicable withholding taxes and the issuer will not be obliged to pay additional amounts in relation thereto.

     Direct assessment of non-UK resident holders of notes to UK tax on interest

     Interest on the notes constitutes UK source income and, as such, may be subject to income tax by direct assessment even where paid without withholding, subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

     However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a noteholder (other than certain trustees) who is not resident for tax purposes in the UK unless that noteholder carries on a trade, profession or vocation through a branch or agency (or, in the case of a noteholder which is a company, which carries on a trade through a permanent establishment) in the UK in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

     Where interest has been paid under deduction of UK income tax, noteholders who are not resident in the UK may be able to recover all or part of the tax deducted if there is an appropriate provision under an applicable double taxation treaty.

     Taxation of returns: companies within the charge to UK corporation tax

     In general, noteholders which are within the charge to UK corporation tax in respect of notes will be charged to tax and obtain relief as income on all returns, profits or gains on, and fluctuations in value of the notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment.

     Taxation of returns: other noteholders

     Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the notes is received or to which the notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the notes.

     As the dollar notes are denominated in US dollars and the euro notes are denominated in euro, such notes will not be regarded by the Inland Revenue as constituting "qualifying corporate bonds" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these notes may give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

     It is expected that the series 3 notes will be regarded by the Inland Revenue as constituting "qualifying corporate bonds" within the meaning of
Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these notes is not expected to give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

     There are provisions to prevent any particular gain (or loss) from being charged (or relieved) at the same time under these provisions and also under the provisions of the "accrued income scheme" described below.

     Accrued income scheme

     On a disposal of notes by a noteholder, any interest which has accrued since the last payment date may be chargeable to tax as income under the rules of the "accrued income scheme" if that noteholder is resident or ordinarily resident in the UK or carries on a trade in the UK through a branch or agency to which the notes are attributable.

     Stamp duty and stamp duty reserve tax

     No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered notes, whether such offered note is in global or definitive form.

     UK taxation of Funding and the issuer

     It is the opinion of UK tax counsel that Funding and the issuer will generally be subject to UK corporation tax, currently at a rate of 30%, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. In respect of Funding, the profit in the profit and loss account will not exceed 0.01% of the Funding available revenue receipts. In respect of the issuer, the profit in the profit and loss account will not exceed 0.01% of the interest on the intercompany loan. Any liability to UK corporation tax will be paid out of the available revenue receipts of Funding and the issuer, respectively.

     UK taxation of the mortgages trustee

     It is the opinion of UK tax counsel that the mortgages trustee will have no liability to UK tax in respect of any income, profit or gain arising under these arrangements. Accordingly, the mortgages trustee will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

     United States Taxation
     ----------------------

     The following section summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of the dollar notes, that may be relevant to a holder of dollar notes that is a "United States person" (as defined later in this section) or that otherwise is subject to US federal income taxation on a net income basis in respect of a dollar note (any such United States person or holder, a "US holder"). In general, the summary assumes that a holder acquires a dollar note at original issuance and holds such note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the dollar notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; taxpayers that hold a dollar note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the "Code"); and subsequent purchasers of dollar notes. In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

     This summary is based on the US tax laws, regulations, rulings and decisions in effect or available on the date of this Annual Report. All of the foregoing are subject to change, and any change may apply retroactively and could affect the continued validity of this summary.

     Sidley Austin Brown & Wood LLP, US tax advisers to the issuer ("US tax counsel") has prepared and reviewed this summary of material US federal income tax consequences. As described under "- Tax status of the issuer, Funding, mortgages trustee and mortgages trust", US tax counsel is of the opinion that the mortgages trustee acting as trustee of the mortgages trust, Funding, the issuer will not be subject to US federal income tax as a result of their contemplated activities. As described further under "- Characterization of the dollar notes", US tax counsel is also of the opinion that, although there is no authority on the treatment of instruments substantially similar to the dollar notes, and while not free from doubt, the dollar notes will be treated as debt for US federal income tax purposes. Except as described in the two preceding sentences (and set forth in the corresponding opinions), US tax counsel will render no opinions relating to the notes or the parties to the transaction.

     An opinion of US tax counsel is not binding on the US Internal Revenue Service (the "IRS") or the courts, and no rulings will be sought from the IRS on any of the issues discussed in this section. Accordingly, the issuer suggests that persons considering the purchase of dollar notes consult their own tax advisors as to the US federal income tax consequences of the purchase, ownership and disposition of the dollar notes, including the possible application of state, local, non-US or other tax laws, and other US tax issues affecting the transaction.

     As used in this section the term "United States person" means (a) an individual who is a citizen or resident of the United States, (b) an entity treated as a corporation or partnership for United States federal income tax purposes that is organized or created under the law of the United States, a State thereof, or the District of Columbia, (c) any estate the income of which is subject to taxation in the United States regardless of source, and (d) any trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust was in existence on August 20, 1996 and is eligible to elect, and has made a valid election, to be treated as a United States person despite not meeting those requirements.

     Tax status of the issuers, Funding, mortgages trustee and mortgages trust

     Under the transaction documents, each of the issuer, Funding, and the mortgages trustee acting in its capacity as trustee of the mortgages trust covenants not to engage in any activities in the United States (directly or through agents), not to derive any income from sources within the United States as determined under US federal income tax principles, and not to hold any mortgaged property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under US federal income tax principles. US tax counsel is of the opinion that, assuming compliance with the transaction documents, none of the issuer, Funding or the mortgage trust acting in its capacity as trustee of the mortgages trust will be subject to US federal income tax. No elections will be made to treat the issuer, Funding, or the mortgages trustee or any of their assets as a REMIC or a FASIT (two types of securitization vehicles having a special tax status under the Code).

     Characterization of the dollar notes

     Although there is no authority regarding the treatment of instruments that are substantially similar to the dollar notes, and while not free from doubt, it is the opinion of US tax counsel that the dollar notes will be treated as debt for US federal income tax purposes. The issuer intends to treat the dollar notes as indebtedness of the issuer for all purposes, including US tax purposes. The discussion in the next section assumes this result. By their purchase of US dollar notes, the respective holders will be deemed to have agreed to treat such US dollar notes as indebtedness for US federal income tax purposes, including for any US federal income tax reporting purposes. In general, the characterization of an instrument for US federal income tax purposes as indebtedness or equity by its issuer as of the time of issuance is binding on a holder (but not the IRS), unless the holder takes an inconsistent position and discloses such position on its US federal income tax return.

     The dollar notes will not be qualifying real property mortgage loans in the hands of domestic savings and loan associations, real estate investment trusts, or REMICs under sections 7701(a)(19)(C), 856(c) or 860G(a)(3) of the Code, respectively.

     Taxation of US holders of the dollar notes

     Qualified Stated Interest and Original Issue Discount ("OID"). For purposes of this summary, it is assumed that the dollar notes will accrue interest at a rate equal to LIBOR plus a margin (or other qualified floating rate within the meaning of Treas. Reg. ss. 1.1275-5), and, hence the dollar notes will be treated as "variable rate debt instruments" for US federal income tax purposes. Please consult the applicable prospectus supplement in the event the US dollar denominated notes accrue interest at a rate other than a qualified floating rate.

     The issuer intends to treat interest on the US notes as "Qualified Stated Interest" under United States Treasury regulations relating to original issue discount (hereafter, the "OID regulations"). As a consequence, assuming that such interest is treated as qualified stated interest, discount on such dollar notes arising from an issuance at less than par will only be required to be accrued under the OID regulations if such discount exceeds a statutorily defined de minimis amount. Qualified stated interest, which generally must be unconditionally payable at least annually, is taxed under a holder's normal method of accounting. De minimis OID is included in income on a pro rata basis as principal payments are made on such US dollar denominated notes. It is possible that interest on certain dollar notes could be treated as OID because such interest is subject to deferral in certain limited circumstances.

     A US holder of a dollar note issued with OID must include OID in income over the term of such US dollar denominated note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provides that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the dollar notes and accordingly, the issuer intends to assume that the US dollar denominated notes will have their principal repaid according to the schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

     As an alternative to the above treatments, US holders may elect to include in gross income all interest with respect to the dollar notes, including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, using the constant yield method described above.

     Sales and Retirement. In general, a US holder of a dollar note will have a basis in such note equal to the cost of the note to such holder, and reduced by any payments thereon other than payments of stated interest. Upon a sale or exchange of the note, a US holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder's tax basis in the note. Such gain or loss will be long-term capital gain or loss if the US holder has held the note for more than one year at the time of disposition. In certain circumstances, US holders that are individuals may be entitled to preferential treatment for net long-term capital gains. The ability of US holders to offset capital losses against ordinary income is limited.

     Alternative Characterization of the dollar notes. The proper characterization of the arrangement involving the issuer and the holders of the dollar notes is not clear because there is no authority on transactions comparable to that contemplated herein. The issuer intends to treat the dollar notes as debt of the issuer for all US federal income tax purposes. Prospective investors should consult their own tax advisors with respect to the potential impact of an alternative characterization of the dollar notes for US tax purposes.

     One possible alternative characterization is that the IRS could assert that the series 1 class C notes or any other class of notes should be treated as equity in the issuer for US federal income tax purposes. If any class of dollar notes were treated as equity, US holders of such notes would be treated as owning equity in a passive foreign investment company ("PFIC") which, depending on the level of ownership of such US holder and certain other factors, might also constitute an interest in a controlled foreign corporation for such US holder. This would have certain timing and character consequences for US holders and could require certain elections and disclosures that would need to be made shortly after acquisition to avoid potentially adverse US tax consequences.

     If the issuer was treated as a PFIC, unless a United States person makes a "QEF election" or "mark to market election", such person will be subject to a special tax regime (i) in respect of gains realized on the sale or other disposition of its dollar notes, and (ii) in respect of distributions on its dollar notes held for more than one taxable year to the extent those distributions constitute "excess distributions". Although not free from doubt, the PFIC rules should not apply to gain realized in respect of any dollar notes disposed of during the same taxable year in which such dollar notes are acquired. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year to the extent the amount of such distributions exceeds 125% of the average distributions for the three preceding years (or, if shorter, the investor's holding period). Because the dollar notes pay interest at a floating rate, it is possible that a United States person will receive "excess distributions" as a result of fluctuations in the rate of US dollar LIBOR or the federal funds rate over the term of the dollar notes. In general, under the PFIC rules, a United State person will be required to allocate such excess distributions and any gain realized on a sale of its dollar notes to each day during such person's holding period for the dollar notes, and will be taxable at the highest rate of taxation applicable to the dollar notes for the year to which the excess distribution or gain is allocable (without regard to such person's other items of income and loss for such taxable year) (the "deferred tax"). The deferred tax (other than the tax on amounts allocable to the year of disposition or receipt of the distribution) will then be increased by an interest charge computed by reference to the rate generally applicable to underpayments of tax (which interest charge generally will be non-deductible interest expense for individual taxpayers). The issuer does not intend to provide information that would enable a holder of a dollar note to make a QEF election and the mark to market election will only be available during any period in which the dollar notes are traded on a qualifying exchange or market.

     Backup withholding

     Backup withholding of US Federal income tax may apply to payments made in respect of the dollar notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the fifth registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the dollar notes to a United States person must be reported to the IRS, unless such person is an exempt recipient or establishes an exemption. With respect to non-United States persons investing in the dollar notes, to ensure they qualify for an exemption, the paying agent will require such beneficial holder to provide a statement from the individual or corporation that:

     o is signed under penalties of perjury by the beneficial owner of the note,

     o    certifies that such owner is not a United States person, and

     o    provides the beneficial owner's name and address.

     Generally, this statement is made on an IRS Form W-8BEN ("W-8BEN"), which is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. The noteholder must inform the paying agent within 30 days of such change and furnish a new W-8BEN. A noteholder that is not an individual or an entity treated as a corporation for US federal income tax purposes or that is not holding the notes on its own behalf may have substantially increased reporting requirements. For example, a non-US partnership or non-US trust generally must provide the certification from each of its partners or beneficiaries along with certain additional information. Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the paying agent. However, in such case, the signed statement may require a copy of the beneficial owner's W-8BEN (or the substitute form).

In addition, upon the sale of a note to (or through) a broker, the broker must report the sale and backup withholding on the entire purchase price, unless
(i) the broker determines that the seller is a corporation or other exempt recipient, (ii) the seller certifies (as described above) that such seller is a non-United States person and certain other conditions are met or (iii) the broker has the taxpayer identification number of the recipient properly certified as correct.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's US federal income tax provided the required information is furnished to the IRS.

     Prospective investors should consult their own tax advisors with respect to the foregoing withholding tax requirements.

     THE US FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON AN OWNER'S PARTICULAR SITUATION. HOLDERS OF DOLLAR NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF DOLLAR NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL,

FOREIGN AND OTHER TAX LAWS AND POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

     Material Jersey (Channel Islands) tax considerations
     ----------------------------------------------------

     Tax status of the mortgages trustee and the mortgages trust

     It is the opinion of Jersey (Channel Islands) tax counsel that the mortgages trustee will be resident in Jersey for taxation purposes and will be liable to income tax in Jersey at a rate of 20% in respect of the profits it makes from acting as trustee of the mortgages trust. The mortgages trustee will not be liable for any income tax in Jersey in respect of any income it receives in its capacity as mortgages trustee on behalf of the beneficiaries of the mortgages trust.

     Tax status of Funding

     Funding had "exempt company" status within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2004. Funding will be required to pay an annual exempt company charge (currently (GBP)600) in respect of each calendar year during which it wishes to retain "exempt company" status. The retention of "exempt company" status (for as long as such status is available under Jersey law) is conditional upon the exempt company charge being paid, Funding disclosing its beneficial ownership within the required time limits and the Comptroller of Income Tax in Jersey being satisfied that no Jersey resident has a beneficial interest in Funding, except as permitted by concessions granted by the Comptroller of Income Tax. As at the date of this Annual Report no Jersey resident person has or is anticipated to have any beneficial interest in Funding, and therefore such concessions are not expected to be relied upon.

     As an "exempt company", Funding will not be liable to Jersey income tax other than on Jersey source income (except bank deposit interest on Jersey bank accounts). It is the opinion of Jersey (Channel Islands) tax counsel that, for so long as Funding is an "exempt company", payments in respect of the intercompany loan will not be subject to Jersey taxation and no withholding in respect of taxation will be required on such payments to the issuer under the intercompany loan.

     It is the opinion of Jersey (Channel Islands) tax counsel that the income of Funding will not be Jersey source income insofar as the income of Funding arises only from the mortgages trust property and that property is either situated outside Jersey or is interest on bank or building society deposits in Jersey.

     On June 3, 2003, the European Union Council of Economic and Finance Ministers reached political agreement on the adoption of a Code of Conduct on Business Taxation. Although Jersey is not a member of the European Union, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey's policy of constructive international engagement, it intends to propose legislation to replace the Jersey exempt company regime by the end of 2008 with a general zero rate of corporate tax.

     F.   Dividends and paying agents

     Not Applicable to Annual Reports Filed on Form 20-F

     G.   Statement by experts

     Not Applicable to Annual Reports Filed on Form 20-F

     H.   Documents on display

     The issuer, Funding and the mortgages trustee are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and are therefore required to file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this Annual Report and the exhibits hereto, may be inspected and copied at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. Please call the SEC at +1-800-732-0330 for further information on the public reference rooms. All filings made by the issuer, Funding or the mortgages trustee electronically will be made available to the public over the internet at the SEC's web site at http://www.sec.gov.

     I.   Subsidiary Information

     Not Applicable to Annual Reports Filed on Form 20-F

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     The issuer has entered into a basis rate swap with Northern Rock plc, in its capacity as the basis rate swap provider, and the note trustee, and has also entered into dollar currency swaps with the dollar currency swap provider and the note trustee, and into euro currency swaps with the euro currency swap provider and the note trustee, each as described in the Granite Mortgages 04-3 Registration Statement. In general, the basis rate and currency swaps are designed to do the following:

     o basis rate swap: to protect the issuer against the possible variance between the seller's standard variable rate payable on the variable rate mortgage loans, the rates of interest payable on the flexible mortgage loans which pay variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or a rate which tracks the Bank of England base rate, and the fixed rates of interest payable on the fixed rate mortgage loans and a LIBOR based rate for three-month sterling deposits;

     o dollar currency swaps: to protect the issuer against changes in the sterling to dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a LIBOR based rate for three-month dollar deposits applicable to the dollar notes;

     o euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the euro notes; and

     o interest rate swap: to protect the issuer against in the possible variance between a LIBOR based rate for three-month sterling deposits and a fixed rate of interest applicable to the series 3 class A2 notes up to and including the earlier of (i) the interest period ending on or immediately before the payment date in September 2011, (ii) the occurrence of a trigger event or (iii) the enforcement of the Funding security and/or the issuer security.

     In addition to the foregoing, the issuer may from time to time enter into additional swap arrangements or add additional features to the swap arrangements described above in order to hedge against interest rate risks that may arise in connection with new mortgage loan products that the seller assigns into the mortgages trust at a later date.

     The basis rate swap

     Some of the mortgage loans in the mortgage portfolio pay a variable rate of interest for a period of time which may either be linked to the seller's standard variable rate or linked to an interest rate other than the seller's standard variable rate, such as a variable rate offered by a basket of UK mortgage lenders or a rate that tracks the Bank of England base rate. Other mortgage loans pay a fixed rate of interest for a period of time.

     The amount of revenue receipts that Funding receives will fluctuate according to the interest rates applicable to the mortgage loans in the mortgages trust. The amount of interest payable by Funding to the issuer under the intercompany loan, from which the issuer funds, inter alia, its payment obligations under the currency swaps and the notes, are made in sterling.

     However, for each interest period the issuer is required to pay interest
(1) on the dollar notes in dollars, based upon a LIBOR based rate for three-month dollar deposits, (2) on the euro notes in euro, based upon a EURIBOR based rate for three-month euro deposits, and (3) on the series 3 notes in sterling, based upon either (a) a fixed rate of interest applicable to the series 3 class A2 notes up to and including the earlier of (i) the interest period ending on or immediately before the payment date in September 2011, (ii) the occurrence of a trigger event or (iii) the enforcement of the Funding security and/or the issuer security, and thereafter a LIBOR based rate for three-month sterling deposits applicable to all series of notes (other than the series 3 class A2 notes).

Under the dollar currency swaps and the euro currency swaps (each as described below), the issuer is required to pay to the applicable currency rate swap provider or interest rate swap provider, as the case may be, certain amounts based upon a LIBOR based rate for three-month sterling deposits in return for the US dollar, euro and sterling amounts it needs to pay the interest on the dollar notes, the euro notes and the series 3 class A2 notes, respectively. The amounts payable by the issuer to a dollar currency swap provider under the dollar currency swaps, to the euro currency swap provider under the euro currency swaps and to the interest rate swap provider under the interest rate swap is paid in sterling. To provide a hedge against the possible variance between:

     (1) the seller's standard variable rate payable on the variable rate mortgage loans, the rates of interest payable on the flexible mortgage loans which pay variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or a rate which tracks the Bank of England base rate and the fixed rates of interest payable on the fixed rate mortgage loans; and

     (2) a margin over the LIBOR based rate for three-month sterling deposits,

the issuer has entered into the basis rate swap with the basis rate swap provider and the note trustee.

     Under the basis rate swap, the following amounts are calculated in respect of each calculation period:

     o the amount (known as the "calculation period swap provider amount") produced by applying LIBOR for three-month sterling deposits plus a spread to the notional amount of the basis rate swap as defined later in this section; and

     o the amount (known as the "calculation period issuer amount") produced by applying a rate equal to the weighted average of:

          (1) the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, Alliance & Leicester plc, Bradford & Bingley, HBOS plc, Lloyds TSB Bank plc, National Westminster Bank plc and Woolwich plc;

          (2) in respect only of any flexible mortgage loans the difference between (a) the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, Alliance & Leicester plc, Bradford & Bingley, HBOS plc, Lloyds TSB Bank plc, National Westminster Bank plc and Woolwich plc, and (b) the weighted average of the discount to the average interest rate calculated in (a) above in respect of the flexible mortgage loans; and

          (3) the weighted average of the rates of interest payable on the fixed rate mortgage loans, other than fixed rate mortgage loans which have become re-fixed mortgage loans since the immediately preceding payment date, to the notional amount of the basis rate swap.

     After these two amounts are calculated in relation to a payment date, the following payments are made on that payment date:

     o if the calculation period swap provider amount is greater than the calculation period issuer amount, then the basis rate swap provider will pay the difference (after such difference is adjusted to take account of amounts payable by the basis rate swap provider and the issuer under the basis rate swap (as described below)) to the issuer;

     o if the calculation period issuer amount is greater than the calculation period swap provider amount, then the issuer will pay the difference (after such difference is adjusted to take account of amounts payable by the basis rate swap provider and the issuer under the basis rate swap) to the basis rate swap provider; and

     o if the calculation period swap provider amount is equal to the calculation period issuer amount, neither party will make any payment to the other party.

     If a payment is to be made by the basis rate swap provider, once received by the issuer that payment will be included in the issuer available revenue receipts and will be applied on the relevant payment date according to the relevant issuer priority of payments. If a payment is to be made by the issuer, it will be made according to the relevant issuer priority of payments.

     The "notional amount of the basis rate swap" in respect of any payment date is an amount in sterling equal to:

     o the aggregate principal amount outstanding of the notes on the immediately preceding payment date; less

     o the balance of the principal deficiency ledger on such immediately preceding payment date; less

     o the aggregate outstanding principal balance on such immediately preceding payment date of fixed rate mortgage loans which have become re-fixed mortgage loans since that payment date.

     In the event that a basis rate swap is terminated prior to the service of a note enforcement notice or the final redemption of any class of notes, the issuer shall use its best efforts to enter into a replacement basis rate swap on terms acceptable to the rating agencies and the note trustee and with a swap provider whom the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then current ratings of the issuer's notes to be downgraded, withdrawn or qualified.

The dollar currency swaps

     The dollar notes are denominated in US dollars and investors will receive payments of interest on, and principal of, these notes in US dollars. However, the repayments of principal and payments of interest by Funding to the issuer under the intercompany loan are made in sterling. In addition, the dollar notes bear interest at a rate based on three-month US dollar LIBOR but the payment made by the basis rate swap provider to the issuer is based on sterling LIBOR. To hedge the variance between the US dollar LIBOR rate and the sterling LIBOR rate, and to hedge its currency exchange rate exposure in respect of these notes, the issuer has entered into six dollar currency swaps relating to the dollar notes with the applicable dollar currency swap provider and the note trustee.

     Under each dollar currency swap, the issuer will pay to the dollar currency swap provider:

     o on each payment date, an amount in sterling equal to the dollar amount of principal payments to be made on the relevant class of dollar notes on that payment date, such dollar amount to be converted into sterling at the relevant dollar currency swap rate; and

     o on each payment date, an amount in sterling based on three-month sterling LIBOR (or based on an interpolated sterling LIBOR rate, as applicable), which the dollar currency swap provider in respect of such notes will then exchange for an amount in US dollars based on three-month US dollar LIBOR (or based on an interpolated US dollar LIBOR rate, as applicable) in order to pay to the issuer on each payment date the interest amounts set forth below.

     Under each dollar currency swap, the dollar currency swap provider will pay to the issuer:

     o on each payment date, an amount in US dollars equal to the amount of principal payments to be made on the relevant class of dollar notes on such payment date; and

     o on each payment date, an amount in dollars equal to the interest to be paid in US dollars on the relevant class of dollar notes on such payment date.

     As defined in this Annual Report, "dollar currency swap rate" means the rate at which dollars are converted to sterling or, as the case may be, sterling is converted to dollars, under the relevant dollar currency swap.

         In the event that any dollar currency swap is terminated prior to the service of a note enforcement notice or the final redemption of the relevant class of dollar notes, the issuer shall use its best efforts to enter into a replacement dollar currency swap in respect of the notes or that class of notes to hedge against fluctuations in the exchange rate between dollars and sterling and/or the possible variance between LIBOR for three-month sterling deposits and LIBOR for three-month dollar deposits in respect of the dollar notes. Any replacement dollar currency swap must be entered into on terms acceptable to the rating agencies, the issuer and the note trustee and with a replacement dollar currency swap provider that the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then current ratings of the notes to be downgraded, withdrawn or qualified.

The euro currency swaps

     The euro notes will be denominated in euro and investors will receive payments of interest on, and principal of, these notes in euro. However, the repayments of principal and payments of interest by Funding to the issuer under the intercompany loan will be made in sterling. In addition, the euro notes will bear interest at a rate based on EURIBOR, but the payment to be made by the basis rate swap provider to the issuer will be based on sterling LIBOR. To hedge the variance between the LIBOR rate and the relevant EURIBOR rate and its currency exchange rate exposure in respect of these notes, the issuer will enter into four euro currency swaps relating to the euro notes with the euro currency swap provider and the note trustee. Under each euro currency swap, the issuer will pay to the euro currency swap provider:

     o on each payment date, an amount in sterling equal to the amount of principal payments to be made on the relevant class of euro notes on that payment date, such euro amount to be converted into sterling at the relevant euro currency swap rate; and

     o on each payment date, an amount in sterling based on three-month sterling LIBOR (or based on an interpolated sterling LIBOR rate, as applicable), which the euro currency swap provider in respect of such notes will then exchange for an amount in euro based on EURIBOR based rate for three-month euro deposits (or based on an interpolated EURIBOR rate, as applicable) with respect to the euro notes in order to pay to the issuer on each payment date the interest amounts set forth below.

     Under each euro currency swap, the euro currency swap provider will pay to the issuer:

     o on each payment date, an amount in euro equal to the amount of principal payments to be made on the relevant class of euro notes on such payment date; and

     o on each payment date, an amount in euro equal to the interest to be paid in euro on the relevant class of euro notes on such payment date.

     As defined in this Annual Report, "euro currency swap rate" means the rate at which euro are converted to sterling or, as the case may be, sterling is converted to euro, under the relevant euro currency swap.

     In the event that any euro currency swap is terminated prior to the service of a note enforcement notice or the final redemption of the relevant class of euro notes, the issuer shall use its best efforts to enter into a replacement euro currency swap in respect of the notes or that class of notes to hedge against fluctuations in the exchange rate between euro and sterling and/or the possible variance between LIBOR for three-month sterling deposits and EURIBOR for three-month euro deposits with respect to the euro notes. Any replacement euro currency swap must be entered into on terms acceptable to the rating agencies, the issuer and the note trustee and with a replacement euro currency swap provider that the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then current ratings of the notes to be downgraded, withdrawn or qualified.

The Interest Rate Swap

     The series 3 class A2 notes will bear interest initially at a fixed rate up to and including the earlier of (a) the interest period ending on or immediately prior to the payment date in September 2011, (b) the occurrence of a trigger event or (c) the enforcement of the Funding security and/or the issuer security, but the payment to be made by the basis rate swap provider to the issuer will be based on sterling LIBOR. To hedge the variance between the LIBOR rate and the fixed rate in respect of the series 3 class A2 notes, the issuer will enter into an interest rate swap relating to the series 3 class A2 notes with the interest rate swap provider and the note trustee. The interest rate swap will terminate upon the earlier to occur of (a) the payment date in September 2011, (b) the occurrence of a trigger event, (c) the enforcement of the Funding security and/or the issuer security and (d) the date on which all of the series 3 class A2 notes are redeemed in full. Under the interest rate swap, the issuer will pay to the interest rate swap provider on each payment date up to and including the earlier of (i) the payment date in September 2011, (ii) the occurrence of a trigger event or (iii) the enforcement of the Funding security and/or the issuer security, an amount in sterling based on three-month sterling LIBOR, which the interest rate swap provider will then exchange for an amount in sterling based upon a fixed rate of interest with respect to the series 3 class A2 notes (up to and including the interest period ending on or immediately prior to the payment date in September 2011 or, if earlier, the occurrence of a trigger event or enforcement of the Funding security and/or the issuer security).

     Under the interest rate swap, the interest rate swap provider will pay to the issuer on each payment date up to and including the payment date in September 2011, an amount in sterling equal to the fixed rate of interest to be paid in sterling on the series 3 class A2 notes on such payment date. In the event that the interest rate swap is terminated prior to the earlier of
(i) the payment date in September 2011, (ii) the occurrence of a trigger event or (iii) the enforcement of the Funding security and/or the issuer security, the issuer shall use its best efforts to enter into a replacement interest rate swap in respect of the series 3 class A2 notes to hedge against the possible variance between LIBOR for three-month sterling deposits and a fixed rate of interest with respect to the series 3 class A2 notes up to and including the earlier of (i) the interest period ending on or immediately prior to the payment date in September 2011, (ii) the occurrence of a trigger event or (iii) the enforcement of the Funding security and/or the issuer security. Any replacement interest rate swap must be entered into on terms acceptable to the rating agencies, the issuer and the note trustee and with a replacement interest rate swap provider that the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then-current ratings of the notes to be downgraded, withdrawn or qualified.

Ratings downgrade of swap providers

     Each swap agreement includes provisions relating to a "RATING DOWNGRADE EVENT" which will occur on each occasion where:

     (a) the relevant debt rating (being the rating of the short-term or long-term, as applicable, unsecured and unsubordinated debt obligations) of the swap provider or any credit support provider, as applicable, is either downgraded below an initial required rating or below a secondary required rating, each as indicated in the table below; and


     (b) where such downgrade is made by Standard & Poor's and/or Fitch, as a result of such downgrade, the then-current ratings of the notes may, in the reasonable opinion of Standard & Poor's and/or Fitch, as applicable, be downgraded or placed under review for possible downgrade.

     The initial required ratings and the secondary required ratings for each swap provider are as follows:



                                       INITIAL REQUIRED RATINGS

------------------------------------------------------------------------------------------------------------------------------
                                               S&P        MOODY'S          FITCH             S&P        MOODY'S          FITCH
                                      ------------  -------------  -------------  ---------------  ------------  -------------
                                                      P-1 (short-                                   P-2 (short-
                                               A-1   term) and A2            F1                    term) and A3             F2
basis rate swap agreement             (short-term)    (long-term)   (short-term)  Not applicable    (long-term)   (short-term)
                                      ------------  -------------  -------------  --------------  ------------   -------------
                                                      P-1 (short-                                   P-2 (short-
                                               A-1   term) and A1            F1             BBB-    term)and A3             F2
interest rate swap agreement          (short-term)    (long-term)   (short-term)     (long-term)    (long-term)   (short-term)
                                      ------------  -------------  -------------  --------------  -------------   ------------
dollar currency swap agreements
                                                      P-1 (short-                                   P-2 (short-
 (1) series 1 notes (other than              A-1+    term) and A1            F1             BBB-   term) and A3             F2
     series 1 class A2 notes)         (short-term)    (long-term)   (short-term)     (long-term)    (long-term)   (short-term)
                                      ------------  -------------  -------------  --------------  -------------  -------------
                                                      P-1 (short-                                   P-2 (short-
                                               AA-   term) and A1            A+             BBB-   term) and A3           BBB+
 (2) series 2 class A1 notes           (long-term)    (long-term)   (long-term)      (long-term)     (long-term)   (long-term)
                                      ------------  -------------  -------------  --------------  -------------  -------------
                                                      P-1 (short-                                   P-2 (short-
                                              A-1+   term) and A1            F1                    term) and A3             F2
euro currency swap agreements         (short-term)    (long-term)   (short-term)  Not applicable     (long-term)   (short-term)
                                      ------------  -------------  -------------  --------------  -------------  -------------

     Following the occurrence of a rating downgrade event in respect of a swap provider, the relevant swap provider may be required, within specified periods of time, to take certain remedial measures in accordance with the relevant swap agreement. These remedial measures and periods of time differ according to the minimum ratings required or secondary required rating to which the rating downgrade event relates and depending on whether it is an S&P, a Moody's or a Fitch rating downgrade event. Such remedial measures may include the relevant swap provider arranging for its obligations under the swap agreement to be transferred to a third party with the minimum ratings required by the relevant rating agency, procuring another third party with the relevant initial required ratings to become co-obligor in respect of its obligations under the relevant swap agreement and/or taking such other action as it may agree with the relevant rating agency. In relation to Moody's, such third party must have the initial required ratings of P-1 (short-term) and A1 (long-term) as specified above or such other rating as agreed with Moody's (save in the case of the basis rate swap agreement, where the long-term initial required rating of the basis rate swap provider must be A2). In addition, the relevant swap provider shall provide collateral (as specified in the relevant swap agreement) for its obligations under the swap agreement either in place of or pending (depending upon the initial required rating or secondary required rating to which the rating downgrade event relates) taking those other steps.

     A failure to take such steps will allow the issuer to terminate the relevant swap agreement; provided, however, that in respect of a downgrade termination event, in the event that the issuer designates an early termination date (as defined in the relevant swap agreement) and there is a payment due to the relevant swap provider, the issuer may only designate such an early termination date if the relevant swap provider has found a replacement swap provider.

     Termination of the swaps

     o The basis rate swap will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the notes are redeemed in full;

     o The dollar currency swap for the series 1 class A1 notes will terminate on the earlier of the payment date falling in September 2025 and the date on which all of the series 1 class A1 notes are redeemed in full;

     o The euro currency swap for the series 1 class A2 notes will terminate on the earlier of the payment date falling in September 2028 and the date on which all of the series 1 class A2 notes are redeemed in full;

     o The dollar currency swap for the series 1 class A3 notes will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the series 1 class A3 notes are redeemed in full;

     o The dollar currency swap for the series 1 class B notes will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the series 1 class B notes are redeemed in full;

     o The dollar currency swap for the series 1 class M notes will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the series 1 class M notes are redeemed in full;

     o The dollar currency swap for the series 1 class C notes will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the series 1 class C notes are redeemed in full;

     o The dollar currency swap for the series 2 class A1 notes will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the series 2 class A1 notes are redeemed in full;

     o The euro currency swap for the series 2 class A2 notes will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the series 2 class A2 notes are redeemed in full;

     o The euro currency swap for the series 2 class B notes will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the series 2 class B notes are redeemed in full;

     o The euro currency swap for the series 2 class M notes will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the series 2 class M notes are redeemed in full;

     o The euro currency swap for the series 2 class C notes will terminate on the earlier of the payment date falling in September 2044 and the date on which all of the series 2 class C notes are redeemed in full; and

     o The interest rate swap for the series 3 class A2 notes will terminate on the earlier to occur of (a) the payment date in September 2011, (b) the occurrence of a trigger event, (c) the enforcement of the Funding security and/or the issuer security and
          (d) the date on which all of the series 3 class A2 notes are redeemed in full.

     Any swap may also be terminated in the circumstances set out in the relevant currency swap agreement, which include the following circumstances, each referred to as a "swap early termination event":

     o at the option of one party to the swap, if there is a failure by the other party to pay any amounts due and payable in accordance with the terms of that swap. Certain amounts may be due but not payable in accordance with the terms of the swap as described below under "Limited recourse and swap payment obligation";

     o if an event of default under the notes occurs and the note trustee serves a note enforcement notice;

     o upon the occurrence of an insolvency of one of the parties or the merger of one of the parties without an assumption of the obligations under the swaps, or changes in law resulting in the obligations of one of the parties becoming illegal; and

     o if the relevant swap provider is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement and described above under "-- Ratings downgrade of swap providers".

     Upon the occurrence of a swap early termination event, the issuer or the relevant swap provider may be liable to make a termination payment to the other. This termination payment will be calculated and made in sterling. The amount of any termination payment will be based on the market value of the terminated swap based on market quotations of the cost of entering into a swap with the same terms and conditions that would have the effect of preserving the respective full payment obligations of the parties (or based upon loss in the event no market quotation can be obtained). Any such termination payment could be substantial.

     If any termination payment is due by the issuer to a swap provider, then, pursuant to its obligations under the intercompany loan, Funding shall pay to the issuer an amount required by the issuer to pay the termination payment due to the relevant swap provider. Any such termination payment will be made by the issuer to the swap provider only after paying interest amounts due on the notes and after providing for any debit balance on the issuer principal deficiency ledger to the extent that a default was caused by the swap provider. However, if the issuer causes a default to occur that results in a termination payment becoming due from the issuer to a swap provider, such payment will be made by the issuer in the same priority as it pays the relevant interest amounts due on the notes. The issuer shall apply amounts received from Funding under the intercompany loan in respect of termination payments in accordance with the issuer pre-enforcement revenue priority of payments, the pre-enforcement principal priority of payments, the relevant priority of payments following the occurrence of a trigger event or, as the case may be, the relevant post-enforcement priority of payments. The application by the issuer of termination payments due to a swap provider may affect the funds available to pay amounts due to noteholders (see "Risk factors -- Noteholders may be subject to exchange rate risks" in Item 3, Sub-part D herein).

     If the issuer receives a termination payment from the basis rate swap provider, the dollar currency swap provider and/or the euro currency swap provider, then the issuer shall use those funds towards meeting its costs in effecting currency exchanges at the spot rate of exchange until a new dollar currency swap and/or a new euro currency swap is entered into and/or to acquire a new basis rate swap, new dollar currency swap and/or a new euro currency swap. Noteholders will not receive extra amounts (over and above interest and principal payable on the notes) as a result of the issuer receiving a termination payment.

     Taxation

     The issuer is not obliged under any of the swaps to gross up payments made by it if withholding taxes are imposed on payments made under the swaps.

     A swap provider is always obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments made under the swaps.

     Limited recourse and swap payment obligation

     On any payment date the issuer will only be obliged to pay an amount to a swap provider to the extent that the issuer has received from Funding sufficient funds under the intercompany loan to pay that amount to that swap provider, subject to and in accordance with the relevant issuer priority of payments. On any payment date, the dollar currency swap provider will only be obliged to pay to the issuer an amount that is proportionate to the amount of the payment that it has received from the issuer on that payment date.

Item 12. Description of Securities Other than Equity Securities.


     Not Applicable to Annual Reports Filed on Form 20-F


                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None

Item 14. Material modifications to the rights of Security Holders and use of Proceeds

     None

Item 15. Controls and Procedures

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Not applicable.

Item 16B. Code of Ethics

     Not applicable.

Item 16C. Principal Accountant Fees and Services

     Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated
          Purchasers

     Not applicable.

                                   PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     Not applicable

Item 19. Exhibits

     The following exhibits are filed as part of this Annual Report filed on Form 20-F.

1. Exhibit 3: The Memorandum and Articles of Association of each of the issuer, Funding and the mortgages trustee are incorporated by reference from the Granite Mortgages 04-3 Registration Statement.

2. Exhibit 4: All instruments defining the rights of security holders as described in the Granite Mortgages 04-3 Registration Statement are incorporated by reference from the Granite Mortgages 04-3 Registration Statement.

3. Exhibit 13.1: Investor's Monthly Report in respect of the issuer for September 2004 (incorporated by reference from the Form 6-K previously filed with the SEC on November 15, 2004).

4. Exhibit 13.2: Investor's Monthly Report in respect of the issuer for October 2004 (incorporated by reference from the Form 6-K previously filed with the SEC on December 21, 2004).

5. Exhibit 13.3: Investor's Monthly Report in respect of the issuer for November 2004 (incorporated by reference from the Form 6-K previously filed with the SEC on January 18, 2005).

6. Exhibit 13.4: Investor's Monthly Report in respect of the issuer for December 2004 (incorporated by reference from the Form 6-K previously filed with the SEC on February 15, 2005).

7. Exhibit 99.1: Annual Certificate of Compliance of the Administrator for year end December 31, 2004.

8. Exhibit 99.2: Certification pursuant to section 302 of the Sarbanes-Oxley Act 2002.

9.   Exhibit 99.3: Report of Independent Accountants.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized on June 8, 2005.


                                   GRANITE MORTGAGES 04-3 PLC

                                   By: /s/ Ian Bowden
                                   --------------------------------------------
                                   Name:   Ian Bowden
                                   Title:  Representing L.D.C. Securitisation
                                           Director No. 1 Limited

                                   GRANITE FINANCE FUNDING LIMITED


                                   By: /s/ Jonathan Rigby
                                   --------------------------------------------
                                   Name:   Jonathan Rigby
                                   Title:   Director


                                   GRANITE FINANCE TRUSTEES LIMITED


                                   By: /s/ Julia Chapman
                                   --------------------------------------------
                                   Name:   Julia Chapman
                                   Title:   Director

                                   EXHIBITS

1. Exhibit 3: The Memorandum and Articles of Association of each of the issuer, Funding and the mortgages trustee are incorporated by reference from the Granite Mortgages 04-3 Registration Statement.

2. Exhibit 4: All instruments defining the rights of security holders as described in the Granite Mortgages 04-3 Registration Statement are incorporated by reference from the Granite Mortgages 04-3 Registration Statement.

3. Exhibit 13.1: Investor's Monthly Report in respect of the issuer for September 2004 (incorporated by reference from the Form 6-K previously filed with the SEC on November 15, 2004).

4. Exhibit 13.2: Investor's Monthly Report in respect of the issuer for October 2004 (incorporated by reference from the Form 6-K previously filed with the SEC on December 21, 2004).

5. Exhibit 13.3: Investor's Monthly Report in respect of the issuer for November 2004 (incorporated by reference from the Form 6-K previously filed with the SEC on January 18, 2005).

6. Exhibit 13.4: Investor's Monthly Report in respect of the issuer for December 2004 (incorporated by reference from the Form 6-K previously filed with the SEC on February 15, 2005).

7. Exhibit 99.1: Annual Certificate of Compliance of the Administrator for year end December 31, 2004.

8. Exhibit 99.2: Certification pursuant to section 302 of the Sarbanes-Oxley Act 2002.

9.   Exhibit 99.3: Report of Independent Accountants.